UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended June 30, 2016

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRELIMINARY NOTE

The unaudited interim condensed consolidated financial statements included herein have been presented in U.S. dollars and also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For Talend S.A. and our subsidiaries that use a functional currency that is not U.S. dollars, the assets and liabilities have been translated at the closing exchange rate as of the relevant balance sheet date, while the income and expenses have been translated at the average exchange rate for the month in which the transaction occurred. The resulting exchange differences are recognized in our consolidated statement of comprehensive income. See Note 3 in the notes to our unaudited interim condensed consolidated financial statements for more information.

All references in this quarterly report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean Euros, unless otherwise noted.  Certain information in this quarterly report is expressed in Euros. We make no representation that the Euro or U.S. dollar amounts referred to in this quarterly report could have been converted into U.S. dollars or Euros, as the case may be, at any particular rate or at all. See “Risk Factors—We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations”.

As used in this quarterly report, the term “ADSs” refers to the American Depositary Shares, each representing one ordinary share, nominal value €0.08 per share, of Talend S.A.

As used in this quarterly report, the terms “Talend,” “we,” “our,” “us,” and “the Company” refer to Talend S.A. and its consolidated subsidiaries, unless the context otherwise requires.

QUARTERLY REPORT

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2015	2016	2015	2016

Revenue
Subscriptions		$15,163	$21,222	$28,923	$40,519
Professional services		3,201	4,159	6,482	7,618
Total revenue	5	18,364	25,381	35,405	48,137
Cost of revenue
Subscriptions		1,977	3,065	3,981	5,559
Professional services		2,531	3,333	5,335	6,128
Total cost of revenue		4,508	6,398	9,316	11,687
Gross profit		13,856	18,983	26,089	36,450
Operating expenses
Sales and marketing		10,842	16,946	22,329	31,822
Research and development		3,839	4,889	7,364	9,166
General and administrative		3,165	4,681	6,499	8,940
Total operating expenses		17,846	26,516	36,192	49,928
Loss from operations		(3,990)	(7,533)	(10,103)	(13,478)
Finance income		6	—	236	859
Finance expense		(311)	(468)	(319)	(625)
Loss before income tax expense		(4,295)	(8,001)	(10,186)	(13,244)
Income tax (expense) benefit	6	2	(58)	4	(83)
Net loss for the period (1)		$(4,293)	$(8,059)	$(10,182)	$(13,327)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	10	$(1.15)	$(2.02)	$(2.60)	$(3.34)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share calculations		3,741	3,990	3,923	3,985

(1) The loss for the period is wholly attributable to the owners of the Company

The above unaudited interim condensed consolidated statements of operations should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Net loss for the period	$(4,293)	$(8,059)	$(10,182)	$(13,327)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	(852)	1,614	1,253	(12)
Tax effect on foreign exchange differences	—	—	—	—
Total comprehensive loss for the period	$(5,145)	$(6,445)	$(8,929)	$(13,339)

The above unaudited interim condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

		As of December 31,	As of June 30,
	Notes	2015	2016

Assets
Current assets:
Cash and cash equivalents		$6,930	$8,445
Trade receivables, net	7	26,862	28,300
Other current assets		4,976	7,723
Total current assets		38,768	44,468
Non-current assets:
Property and equipment, net		2,397	2,739
Goodwill		3,005	3,054
Intangible assets, net		834	691
Other non-current assets		3,057	3,044
Total non-current assets		9,293	9,528
Total assets		$48,061	$53,996
Liabilities
Current liabilities:
Trade and other payables		$15,331	$18,041
Provisions		536	526
Deferred revenue		49,679	61,894
Borrowings	11	151	12,198
Total current liabilities		65,697	92,659
Non-current liabilities:
Provisions		272	319
Deferred revenue		24,584	25,256
Borrowings	11	9,991	15
Total non-current liabilities		34,847	25,590
Total liabilities		100,544	118,249
Equity
Share capital	8	2,450	2,457
Share premium		94,931	95,212
Foreign currency translation reserve		2,014	2,002
Share-based payments reserve		4,580	5,861
Other reserves		8,371	8,371
Accumulated losses		(164,829)	(178,156)
Total shareholders’ equity (deficit)		(52,483)	(64,253)
Total liabilities and shareholders’ equity (deficit)		$48,061	$53,996

The above unaudited interim condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

TALEND S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

			Foreign currency	Share-based	Other	Accumulated	Total
	Share capital	Share premium	translation reserve	payments reserve	reserves	loss	equity
Balance at January 1, 2015	$2,414	$93,336	$(314)	$2,223	$8,371	$(142,823)	$(36,794)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(10,182)	(10,182)
Other comprehensive loss	—	—	1,253	—	—	—	1,253
Total comprehensive loss for the period	—	—	1,253	—	—	(10,182)	(8,930)
Issuance of ordinary and preferred shares	—	—	—	—	—	—	—
Exercise of warrants	12	104	—	—	—	—	116
Exercise of stock awards	0	21	—	—	—	—	21
Share-based compensation	—	—	—	944	—	—	944
Balance at June 30, 2015	$2,426	$93,461	$939	$3,167	$8,371	$(153,005)	$(44,642)

Balance at January 1, 2016	$2,450	$94,931	$2,014	$4,580	$8,371	$(164,829)	$(52,483)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	(13,327)	(13,327)
Other comprehensive loss	—	—	(12)	—	—	—	(12)
Total comprehensive loss for the period	—	—	(12)	—	—	(13,327)	(13,340)
Exercise of warrants	3	106	—	—	—	—	109
Exercise of stock awards	4	175	—	—	—	—	179
Share-based compensation	—	—	—	1,281	—	—	1,281
Balance at June 30, 2016	$2,457	$95,212	$2,002	$5,861	$8,371	$(178,156)	$(64,253)

The above unaudited interim condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Talend S.A.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2015	2016
Cash flows from operating activities:
Net loss for the period	$(10,182)	$(13,327)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	468	565
Amortization of intangible assets	251	159
Unrealized gain foreign exchange	(83)	(650)
Non-cash finance costs	13	44
Share-based compensation	944	1,281
Income tax for the period	(4)	(83)
Changes in operating assets and liabilities:
Trade receivables	1,993	(1,545)
Other assets	666	(482)
Trade and other payables	866	1,469
Provisions	(139)	(87)
Deferred income	1,534	13,250
Net cash (used in) from operating activities	(3,674)	594
Cash flows from investing activities:
Acquisition of property and equipment	(288)	(922)
Net cash used in investing activities	(288)	(922)
Cash flows from financing activities:
Proceeds from issuance of ordinary and preferred shares	139	288
Deferred share issuance costs	—	(854)
Proceeds from borrowings	1,930	2,000
Repayment of borrowings	(816)	(47)
Net cash from financing activities	1,253	1,387
Net increase (decrease) in cash and cash equivalents	(2,709)	1,059
Cash and cash equivalents at beginning of the period	9,191	6,930
Effect of exchange rate changes on cash and cash equivalents	181	456
Cash and cash equivalents at end of period	$6,663	$8,445

The above unaudited interim condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Corporate information

Talend S.A. (the “Company”) is incorporated in France with its registered office located at 9, rue Pages, 92150 Suresnes.

Talend’s software platform, Talend Data Fabric, integrates data and applications in real-time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers.

The accompanying unaudited interim condensed consolidated financial statements of the Company and its subsidiaries (together, “Talend” or the “Group”) were authorized for issue by the board of directors on August 24, 2016.

A 1-for-8 reverse share split effective on June 18, 2016, was approved by the Company’s shareholders at the General Meeting of Shareholders on June 1, 2016.

All share-related disclosures, including nominal values, number of ordinary shares and preferred shares, and net earnings (loss) per share calculations, reflect the 1-for-8 reverse share split for all periods presented.

2. Statement of compliance

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standard Board (‘‘IASB’’). The unaudited interim condensed consolidated financial statements included in this quarterly report filed on Form 6-K do not include all of the information and notes required for a complete set of annual financial statements and should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the IASB included in the Company’s prospectus filed with the Securities and Exchange Commission (“SEC”) on July 29, 2016 pursuant to rule 424(b) of the Securities Act of 1933, as amended. The results of the three and six months ended June 30, 2016 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year.

(a)                 New accounting standard and interpretation applied for the first time in the six month period ended June 30, 2016

There were no new accounting standards, amendments or interpretations having a significant impact on the financial statements of the Group.

(b)                 New accounting standards not yet adopted

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes current revenue recognition requirements.  The standard is effective for the Group for financial periods beginning on or after January 1, 2018 with early adoption permitted, and provides alternative approaches to adoption.  IFRS 15 requires an entity to recognize the amount of revenue to which it expects to be entitled to, for the transfer of promised goods or services to customers.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and which provides guidance that may impact the classification and measurement of financial assets and will result in additional disclosures. It also includes a new credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It will be effective for the Group for financial periods beginning on or after January 1, 2018, with early adoption permitted.

In January 2016, the IASB issued IFRS 16, Leases, which provides guidance for most leases to be recognized on lessee’s balance sheet as an asset and corresponding liability. The standard is effective for the Group for financial periods beginning on or after January 1, 2019 with early adoption permitted, and provides alternative approaches to adoption.

The Group is assessing the potential impact of these standards on its consolidated financial statements and, as it relates to the new revenue recognition standard and the leases standard, has not yet decided the adoption approach.

3. Summary of significant accounting policies

These unaudited interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those applied to the December 31, 2015 consolidated financial statements.

(a)                Principles of consolidation

The unaudited interim condensed consolidated financial statements include the consolidated statements of financial position, statements of operations, comprehensive loss, changes in equity and cash flows of the Company and its consolidated subsidiaries.

Main exchange rates used for translation

The main exchange rates used for translation (one unit of each foreign currency converted to USD) are summarized in the following table:

	Three Months Ended	Six Months Ended	December 31,	Three Months Ended	Six Months Ended
	June 30, 2015	June 30, 2015	2015	June 30, 2016	June 30, 2016
	Average rate	Average rate	Closing rate	Average rate	Closing rate	Average rate

Euro ( € )	1.1060	1.1159	1.0859	1.1294	1.1034	1.1160
Pound Sterling ( £ )	1.5164	1.5152	1.4745	1.4342	1.3241	1.4324
Japanese Yen	0.0082	0.0083	0.0083	0.0093	0.0097	0.0090
Chinese Yuan Renminbi ( RMB )	0.1612	0.1608	0.1540	0.1531	0.1504	0.1530
Swiss Francs ( CHF )	1.0621	1.0518	0.9975	1.0306	1.0212	1.0184
Canadian Dollar (CAD)	—	—	0.7225	0.7761	0.7687	0.7520
Australian Dollar (AUD)	—	—	0.7285	0.7459	0.7433	0.7336
Singapore Dollar (SGD)	—	—	0.7058	0.7365	0.7414	0.7246

4. Critical accounting estimates and judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The most significant areas that require management judgment and estimates are the same as those described in the Annual Consolidated Financial Statements for the year ended December 31, 2015.

5. Revenues by geographic region

The following table sets forth the Group’s total revenue by region for the periods indicated (in thousands). The revenues by geography were determined based on the country where the sale took place.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Americas	$7,796	$11,684	$15,220	$22,163
Europe	9,833	12,936	18,674	24,411
Asia Pacific	735	761	1,511	1,563
	$18,364	$25,381	$35,405	$48,137

Revenues from the Company’s country of domicile, France, totaled approximately $4.8 million and $6.1 million for the three months ended June 30, 2015 and 2016, respectively and $9.2 million and $11.8 million for the six months ended June 30, 2015 and 2016, respectively.

6. Income tax

Tax expense is recognized based on management best estimate of the weighted average annual income tax rate for the full financial year multiplied by the pre-tax income of the interim reporting period. To calculate the Group’s estimated weighted average annual income tax rate, the Company estimates its income before taxes and the related tax expense or benefit for the full fiscal year. Each quarter, the Company updates its estimate of the annual effective tax rate, and if its estimated annual tax rate changes, it makes a cumulative adjustment in that quarter.

7. Trade receivables

The Group’s trade receivables consisted of the following (in thousands):

	As of December 31,	As of June 30,
	2015	2016

Trade receivables	$27,365	$28,851
Less: Allowance for doubtful accounts	(503)	(551)
Trade receivable, net	$26,862	$28,300

Deferred revenue

At December 31, 2015 and June 30, 2016, deferred revenue associated with subscriptions accounted for $70.9 million and $83.5 million, respectively, of the total deferred revenue balance of $74.3 million and $87.1 million, respectively. The remaining amount of deferred revenue relates to professional services.

8. Share capital and reserves

Between January 1, 2015 and June 30, 2015, the Company’s board of directors acknowledged an increase in the share capital as a result of the issuance of 27,143 ordinary shares, upon the exercise of share options and employee warrants (BSPCE) classified as share based payments, representing a total amount of €0.1 million.

Between January 1, 2016 and June 30, 2016, the Company’s board of directors acknowledged an increase in the share capital as a result of the issuance of 84,877 ordinary shares, upon the exercise of share options and employee and non-employee warrants (BSPCE and BSA) classified as share based payments, representing a total amount of €0.3 million.

At June 30, 2016, there were 3,989,990 ordinary shares and 18,732,413 preferred shares outstanding, each with a nominal value of €0.08 after the effect of a 1-for-8 reverse share split approved by Talend S. A shareholders at the General Meeting of Shareholders on June 1, 2016 and effective on June 18, 2016.

9. Share-based payment plans

The Company grants share-base awards under the current plan, the 2016 Stock Option Plan, or 2016 Plan, which was adopted by the Company’s board of directors on May 13, 2016 and approved by its shareholders at a meeting held on June 1, 2016. The 2016 Plan was amended by the Company’s board of directors on June 27, 2016, and does not include any right of acceleration of the employee share options in case of a liquidity event, like the Company’s initial public offering. As a result of the 1-for-8 reverse share split, effective on June 18, 2016, the conversion rate of the Company’s share options, employee warrants (BSPCE) and employee warrants (BSA) was adjusted to reflect a 1-for-8 conversion rate, whereby holders of share options, employee warrants (BSPCE) and employee warrants (BSA) will exercise 8 options or warrants for 1 of the Company’s ordinary shares. The number of outstanding share options, employee warrants (BSPCE) and employee warrants (BSA) has not changed due to the 1-for-8 reverse share split. The exercise price for each option or warrant that has been granted has also not changed. All share data and subscription prices per option have been adjusted to reflect the 1-for-8 reverse share split for all periods presented. The Company has rounded down for any fractional shares.

The following table illustrates the number of share options and warrants outstanding and weighted-average exercise prices (‘‘WAEP’’) of share options and warrants during the period (in thousands, except WAEP):

	Number of	Number of employee	Number of employee	WAEP per option/
	share options	BSPCE warrants	BSA warrants	warrant
Balance at January 1, 2015	12,575	4,060	330	$0.65
Granted during the period	4,177	397	—	1.20
Forfeited during the period	(1,415)	(354)	—	1.07
Exercised during the period	(39)	(179)	—	0.61
Balance at June 30, 2015	15,298	3,924	330	$0.64

Balance at January 1, 2016	16,788	3,936	330	$0.82
Granted during the period	1,934	289	300	1.60
Forfeited during the period	(197)	(121)	—	1.21
Exercised during the period	(324)	(26)	(330)	0.37
Balance at June 30, 2016	18,201	4,078	300	$0.80

The weighted-average remaining contractual life for share options and employee and non-employee warrants outstanding as of December 31, 2015, and June 30, 2016, was 7.9 years and 7.7 years, respectively.

At December 31, 2015, and June 30, 2016, there were a total number of share options, employee (BSPCE) warrants and employee (BSA) warrants available for grant under the Company’s share pool reserve of 4,747,827 and 20,942,902 options, respectively, representing potential shares of 593,478 and 2,617,863, respectively.

In general, vesting of share options and employee warrants occurs over four years, with 25% on the one year anniversary of the grant and 1/16th on a quarterly basis thereafter. Options have a contractual life of ten years. Individuals must continue to provide services to the Group in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months. All expenses related to these plans have been recorded in the consolidated statements of operations in the same line items as the related employee’s cash-based compensation.

The Company estimated the following assumptions for the calculation of the fair value of the share options and warrants granted during the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
Weighted average fair value of underlying shares	$9.92	$13.52	$9.92	$13.51
Expected volatility	35.0%	55.0%	35.0%	45.4%
Risk-free interest rate	0.67%	1.04%	0.67%	0.64%
Expected term (in years)	4.00	4.00	4.00	4.00
Dividend yield	—%	—%	—%	—%

(a)                        Share options

As of June 30, 2016, 8,494,478 share options exercisable for an aggregate of 1,061,809 ordinary shares, at a weighted average exercise price of $0.72 per option were outstanding.

The following table summarizes information about share options outstanding at June 30, 2016 (in thousands, except per share price):

Date of board of
directors meeting	Exercise price	Number of share	Number	Grant date fair
authorizing grant	per option	options outanding	exercisable	value per option
June 11, 2010	$0.46	388	388	$0.06
November 9, 2010	$0.24	6	6	$0.10
February 16, 2011	$0.24	578	578	$0.10
June 29, 2011	$0.24	8	8	$0.10
April 25, 2012	$0.55	740	740	$0.03
April 30, 2012	$0.55	277	277	$0.03
September 21, 2012	$0.62	465	432	$0.03
February 1, 2013	$0.62	75	61	$0.02
June 12, 2013	$0.62	460	447	$0.02
December 17, 2013	$0.62	5,028	3,132	$0.02
April 24, 2014	$0.62	908	454	$0.44
October 24, 2014	$1.15	398	149	$0.44
December 18, 2014	$1.15	1,192	346	$0.44
February 6, 2015	$1.15	3,468	1,232	$0.44
April 24, 2015	$1.29	623	147	$0.44
July 23, 2015	$1.34	677	93	$0.45
October 20, 2015	$1.34	976	1	$0.45
February 4, 2016	$1.57	1,005	2	$0.51
April 15, 2016	$1.66	929	1	$0.58
		18,201	8,494

(b) Employee warrants (BSPCE)

As of June 30, 2016, 2,812,396 employee warrants exercisable for an aggregate of 351,549 ordinary shares, at a weighted average exercise price of $0.54 per warrant was outstanding.

The following table summarizes information about employee warrants outstanding at June 30, 2016 (in thousands, except per share price):

Date of board of		Number of
directors meeting	Exercise price	employee warrants	Number	Grant date fair
authorizing grant	per warrant	outstanding	exercisable	value per warrant
June 30, 2008	$0.29	203	203	$0.01
November 5, 2009	$0.38	348	348	$0.06
June 11, 2010	$0.46	210	210	$0.06
February 16, 2011	$0.46	795	795	$0.10
April 25, 2012	$0.55	300	300	$0.03
April 30, 2012	$0.55	200	200	$0.03
September 21, 2012	$0.62	279	262	$0.03
October 24, 2014	$1.15	360	135	$0.44
December 18, 2014	$1.15	726	270	$0.44
February 6, 2015	$1.15	3	1	$0.44
April 24, 2015	$1.29	326	81	$0.44
July 23, 2015	$1.34	28	7	$0.45
October 20, 2015	$1.34	11	—	$0.45
February 4, 2016	$1.57	63	1	$0.51
April 15, 2016	$1.66	226	—	$0.58
		4,078	2,813

(c)                 Non-employee warrants (BSA)

In the first quarter of 2016, the Company granted 300,000 BSA warrants to a director of the board with an exercise price of $1.54 per warrant, exercisable into 37,500 ordinary shares.

(d)              Restricted shares

The Company entered into agreements with certain current and former executives of the Company, which allowed the executives to purchase ordinary shares at the nominal price of €0.08. The shares are restricted in that the Company has the right to repurchase the shares back from the executives and cancel such shares during a vesting period in which the executives have service conditions to meet. At December 31, 2015 and June 30, 2016, the Company had 325,068 and 243,972 restricted shares outstanding, respectively. There were no grants of restricted shares during the six month period ended June 30, 2016.

(e) Compensation expense

For the three and six month periods ended June 30, 2015 and 2016, the Group recorded compensation expense as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Share options	$271	$307	$435	$566
Employee BSPCE warrants	64	49	114	98
Restricted shares	196	278	395	548
BSA Warrrants	—	16	—	69
Total share-based compensation expense	$531	$650	$944	$1,281

Cost of revenue and operating expenses include employee share-based compensation expense as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Cost of revenue - subscriptions	$22	$17	$38	$34
Cost of revenue - professional services	17	17	29	32
Sales and marketing	195	210	343	389
Research and development	47	94	84	207
General and administrative	250	312	450	619
Total share-based compensation expense	$531	$650	$944	$1,281

As of June 30, 2016, there was:

•                 $3.4 million total unrecognized compensation expense related to unvested employee share options that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.62 years;

•                 $0.5 million total unrecognized compensation expense related to unvested employee BSPCE employee warrants that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.78 years;

•                 $2.1 million total unrecognized compensation expense related to unvested restricted shares that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 1.98 years.

•                 $0.1 million total unrecognized compensation expense related to BSA warrants that are expected to vest and the cost is expected to be recognized over a weighted-average period of approximately 2.0 years.

10. Earnings (loss) per share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the period attributable to all shareholders of the Company by the weighted average number of all shares outstanding during the period. Basic earnings (loss) per share have been computed, for all periods presented, to give effect to a 1-for-8 reverse share split of Company’s share capital as approved by Talend S.A. shareholders at the General Meeting of shareholders on June 1, 2016 and effective as of June 18, 2016.

Diluted earnings (loss) per share amounts are calculated by dividing the net income (loss) for the period attributable to all shareholders of the Company by the weighted average number of shares outstanding during the period plus the weighted average number of shares that would be issued on the exercise of all dilutive share options, warrants and the conversion of all convertible preferred shares. Potential ordinary shares shall be treated as dilutive when their conversion to ordinary shares would decrease net income per share or increase net loss per share from continuing operations. Given that this is not that case for the period ended June 30, 2015 and 2016, diluted loss per share is equal to basic loss per share.

The net loss and weighted average number of shares used in the calculation of basic and diluted earnings per share are as follows (in thousands, except per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Numerator (basic and diluted):
Net loss	$(4,293)	$(8,059)	$(10,182)	$(13,327)
Denominator (basic and diluted):
Weighted-average ordinary shares outstanding	3,741	3,990	3,923	3,985

Basic and diluted net loss per share	$(1.15)	$(2.02)	$(2.60)	$(3.34)

11. Borrowings

The principal balances of outstanding borrowings under lines of credit with banks and financial institutions were as follows (in thousands):

	As of December 31,	As of June 30,
	2015	2016

Factoring debt	$8	$8
BPI France	213	231
Square 1 Bank	9,915	11,968
Other	6	6
Total	$10,142	$12,213

Current borrowings	$151	$12,198
Non-current borrowings	$9,991	$15

On March 7, 2016, the Company executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million.

In the first and second quarter of 2016, the Company drew down $1.0 million in each quarter under the credit facility with Square 1.

12. Financial instruments

When measuring the fair value of an asset or a liability, the Group uses observable market data to the extent possible.  IFRS 13, Fair Value Measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•       Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities.

•       Level 2: inputs other than quoted prices in active markets, that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•       Level 3: inputs that are not based on observable market data.

The fair value measurement level within the fair value hierarchy for a particular asset or liability is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial instruments not measured at fair value on the Company’s consolidated statement of financial position, but which require disclosure of their fair values include: cash and cash equivalents, trade receivables and certain other receivables, deposits, trade and other payables and borrowings.

For cash and cash equivalents, trade receivables and certain other receivables, trade and other payables, their fair value is deemed to approximate their carrying amount due to the short term nature of these balances.

For deposits, as they are not significant, the difference between their fair value and their carrying amount is not deemed significant.

For borrowings, their fair value was categorized as Level 2 and was estimated based on a discounted cash flow method using a market interest rate for similar borrowings.

There has been no transfer between levels of the fair value hierarchy during the six month period ended June 30, 2016 or 2015.

At June 30, 2016 and December 31 2015, the only instrument measured at fair value on the statement of financial position are the BSA Ratchet warrants which are categorized as Level 3 and which have an immaterial fair value.

13. Commitments and contingencies

The commitments and contingencies that existed at December 31, 2015 concern the operating lease arrangements and legal proceeding that arise in the ordinary course of business have not changed significantly at June 30, 2016.

14. Related party transactions

In the first quarter of 2016, the Company granted BSA warrants to a director with an exercise price of $1.54, exercisable into 37,500 ordinary shares.

Except for this BSA warrant grant, no new significant transaction with related parties has been concluded during the six month period ended June 30, 2016.

15. Group information

In the second quarter of 2016, the Group formed Talend Italy S.R.L. and as a consequence, at June 30, 2016, the Group’s subsidiaries, all of which are wholly-owned, are as follows:

Country of
Name	Incorporation
Talend, Inc.	United States of America
Talend USA, Inc.	United States of America
Talend Limited	United Kingdom
Talend Beijing Co. Ltd.	China
Talend KK	Japan
Talend Limited (Ireland)	Ireland
Talend GmbH Switzerland	Switzerland
Talend GmbH Germany	Germany
Talend Limited (Canada)	Canada
Talend Australia Pty	Australia
Talend Singapore Pte. Ltd.	Singapore
Talend Netherlands BV	Netherlands
Talend Italy S.R.L.	Italy

16. Subsequent events

In July 2016, the Company completed its initial public offering (“IPO”) in which it issued and sold 5.7 million American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, including 456,852 additional ADSs purchased by the underwriters pursuant to an option granted to the underwriters, at a public offering price of $18.00 per ADS. The Company received net proceeds of $91.6 million after deducting underwriting discounts and commissions of $7.2 million and other offering expenses of approximately $4.0 million. Upon the closing of the IPO, all then-outstanding preferred shares automatically converted into an aggregate of 18.7 million ordinary shares.

In July 2016, the board of directors granted 615,337 share options and 79,704 employee warrants (BSPCE) at an exercise price of €14.49.

In August 2016, using a portion of the proceeds from our initial public offering, we repaid the entire outstanding balance of $12.0 million under our line of credit with Square 1 Bank.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “may”, “believe”, “expect”, “anticipate”, “estimate”, “predict”, “intend”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could”, “should”, “contemplate” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•                                          Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate and maintain positive cash flow and ability to achieve and maintain profitability;

•                                          The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•                                          Our ability to increase the number of subscription customers;

•                                          Our ability to renew and extend existing customer deployments;

•                                          Our ability to optimize the pricing for our subscription offerings;

•                                          The growth in the usage of the Talend Data Fabric framework;

•                                          Our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;

•                                          Our ability to provide superior subscription offerings and professional services;

•                                          Our ability to successfully expand in our existing markets and into new domestic and international markets;

•                                          Our ability to effectively manage our growth and future expenses;

•                                          Our ability to maintain, protect and enhance our intellectual property;

•                                          General economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•                                          Our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

•                                          The attraction and retention of qualified employees and key personnel;

•                                          The potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;

•                                          Developments relating to our competitors and our industry; and

•                                          Other risks and uncertainties, including those listed under the caption “Risk Factors”.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this quarterly report.

You should read thoroughly this quarterly report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect.

We qualify all of our forward-looking statements by these cautionary statements. Other sections of this quarterly report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, statements that ‘‘we believe’’ and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this quarterly report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this quarterly report and our prospectus filed with the Securities and Exchange Commission (“SEC”) on July 29, 2016 pursuant to rule 424(b) of the Securities Act of 1933, as amended. The following discussion contains forward-looking statements, including, without limitation, our expectations and statements regarding our outlook and future revenue, expenses, results of operations, liquidity, plans, strategies and objectives of management and any assumptions underlying any of the foregoing. Our actual results could differ materially from those discussed in the forward-looking statements. Our forward-looking statements and factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Our software platform, Talend Data Fabric, integrates data and applications in real time across modern big data and cloud environments, as well as traditional systems, allowing organizations to develop a unified view of their business and customers across organizational and technology silos. Talend Data Fabric allows customers in any industry to improve business performance by using their data to create new insights and to automate business processes.  Our customers rely on our software to better understand their customers, improve customer service, detect fraud, and predict equipment maintenance needs.

Our employee base has grown from 375 employees as of December 31, 2013 to 524 employees as of December 31, 2015, and to 617 employees as of June 30, 2016.  We plan to continue to expand our non-U.S. presence to address the needs of our global customers as well as to acquire customers in new geographies.  We also plan to continue to invest in new product development.

Our open source approach is a key component of our go-to-market strategy.  We have been able to rapidly expand awareness and usage of our products through our free open source versions.  This enables developers and users to download and try the free version of our products, creating sales leads for our more feature-rich commercial solutions.  Users of our open source products often catalyze adoption of our commercial solutions by their organizations, primarily to benefit from enterprise-grade features that include the scaling out of our offering to a larger set of users, among others.  Following an initial deployment of our paid subscription products, organizations often purchase more subscriptions or expand usage to additional products from our fully integrated suite after realizing the benefits of additional features or scale.  We sell our product offerings as subscriptions based primarily on the number of users of our platform.

We generate the majority of our revenue from subscriptions of our commercial solutions.  We primarily sell annual contracts billed in advance.  Our subscription offering includes enterprise-grade features and capabilities to scale our solutions across production environments and customer infrastructures.  These product features and capabilities include scheduling, management and monitoring of data integration flows, collaboration across a team of users, and technical support.  We also provide professional services to implement our solutions.  Our subscription revenue represents a significant portion of our revenue, growing from 72% of our total revenue in the year ended December 31, 2013 to 83% in the year ended December 31, 2015, and to 84% in the quarter ended June 30, 2016.

For the quarter ended June 30, 2016, our total revenue was $25.4 million, including $21.2 million of subscription revenue that grew 40% year-over-year on both an actual and constant currency basis. We experienced a net loss of $8.1 million and negative free cash flow of $2.1 million for the quarter ended June 30, 2016, as we invested in growing our business.

Key Factors Affecting Our Performance

Expansion within Existing Customers.    Our business model relies on rapidly and efficiently landing new customers and expanding our relationship with these customers over time. We have designed our products for ease-of-use and with strong integrations between products to encourage broad adoption within organizations. Customers regularly expand the use of our software within their organizations by adding users or purchasing additional products within the Talend Data Fabric, such as Talend Application Integration or Talend Master Data Management. As customers gain awareness of our solutions and as their data integration requirements evolve, they may recognize additional use cases for our software and expand their use of our solutions accordingly. We believe this provides us with substantial operating leverage because the costs of additional sales within existing customers are significantly less than costs of sales to new customers. Our future revenue growth and profitability rely on customers continuing to expand user and product adoption within their organizations.

Adoption of Big Data Technologies.    We believe our big data integration capabilities are a key competitive differentiator and driver of new customer adoptions. We expect that as organizations adopt and scale out deployments of Hadoop and related technologies they will continue to use Talend to facilitate the integration of these big data technologies within their IT environments. We believe this to be a catalyst for adoption of our Talend Big Data Integration product. We also believe the adoption and usage of Talend Big Data Integration generally drives demand for other Talend Data Fabric products. For example, over time some of our Talend Big Data Integration customers have adopted Talend Master Data Management as they integrate disparate systems with Hadoop and thereby drive more subscription revenue for Talend. The continued adoption of big data technologies is critical to our continued revenue growth.

Average Subscription Contract Duration.    We primarily sell annual contracts, although we have some contracts that extend for multiple years. The average contract duration impacts our cash flows because we bill and collect payment for the full term in advance. The average contract duration of our pre-paid subscription agreements in 2015 was 1.3 years. Prior to 2014, we incentivized our sales force to pursue multi-year contracts paid in advance, which generally carry larger discounts on average relative to annual contracts. We changed our sales strategy in 2014 to focus to a greater degree on annual contracts as our business began to demonstrate greater operating leverage. As a result, our average contract term has shortened and we generate a smaller proportion of our deferred revenue as long-term. This sales strategy eliminates the discount generally required for multi-year subscription pre-payments. Although this results in lower subscription billings relative to multi-year pre-payments in a given period, it increases the annualized value of our subscriptions. Going forward, we intend to enter into multi-year contracts with annual payment schedules.

Open Source Strategy.    Our open source strategy consists of providing free open source versions of our products, fostering a community of users and developers, and selling commercial versions of our solutions. This strategy creates awareness and generates leads within organizations that may purchase a commercial version of our products and thereby generates subscription revenue. It reduces the time required for our sales force to educate potential leads about our solutions, increasing their efficiency and shortening the sales process. It is easier and less expensive to sell to leads who are familiar with our product offering through self-selection, freeing up our sales team to focus on the benefits of our commercial offering, rather than starting at a basic introduction. Moreover, our open source developer community helps lower our research and development costs by contributing components and connectors, testing beta versions of our products, identifying enhancements, and providing free advice to other community members. To evaluate our open source strategy, we periodically review data points such as the volume of downloads of our open source products, the number of open source users that are members of our open source community and the approximate number of leads that are generated from users of our open source products. Given that our open source users register with us voluntarily, we do not use a conversion rate to evaluate our strategy. We believe the continued adoption of open source software by organizations as well as the vitality of our open source community is a critical part of our performance.

Investment in Sales and Marketing.    We continue to focus on long-term growth and expect to continue to invest aggressively in sales and marketing to grow our customer base and expand within existing customers. We also expect to increase investments in sales and marketing in markets outside of France and the United States. Any investments that we make in sales and marketing will occur in advance of our experiencing benefits from such investments, as new sales hires take time to fully ramp. As a result, it may be difficult for us to determine if we are efficiently allocating our resources in these areas.

Foreign Currency Exchange Risk.    A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Because our reporting currency is the U.S. dollar, the impact of foreign currency exchange on our business is primarily material to our financial reporting, and less to the ongoing operations of our business, as our cash inflows generally cover our expenses in a given currency, creating a partial hedge. We believe that as the portion of U.S. business increases relative to our global business, the impact of foreign currency exchange on our financial reporting will be reduced. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in currency rates.

Key Business Metrics

We review a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.  These key business metrics include the following:

Subscription Revenue Growth Rate

Subscription revenue is primarily derived from the sale of subscription-based license agreements to our customers. The growth of our subscription revenue reflects our ability to renew subscriptions with our existing customers, expand the sales of existing and new products within our existing customer base and sell our products to new customers. We believe subscription revenue growth is an important performance metric because it reflects the adoption of our software.

Due to the significant portion of our customers who are invoiced in non-U.S. Dollar denominated currencies, we also calculate our subscription revenue growth rate on a constant currency basis, thereby removing the effect of currency fluctuation on our results of operations.

The table below shows our subscription revenue growth rate on both an actual and constant currency basis for each quarter in the year ended December 31, 2015 and for the first two quarters in the year ended December 31, 2016 calculated against the corresponding quarter in the prior year, as well as for the years ended December 31, 2014 and December 31, 2015.  We calculate revenue on a constant currency basis by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period.

	Year Ended		Three Months Ended
	December 31,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2014	2015	2015	2015	2015	2015	2016	2016
Actual FX rates	29%	27%	19%	27%	29%	32%	40%	40%
Constant Currency	29%	39%	32%	42%	41%	40%	42%	40%

Dollar-Based Net Expansion Rate

Our ability to generate and increase revenue is dependent on our ability to maintain and grow our relationships with our existing customers.  We believe our ability to retain customers and expand their subscription revenue over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships.  We track our performance in this area by measuring our dollar-based net expansion rate.  Our dollar-based net expansion rate increases when customers expand their number of subscribed users or use additional Talend Data Fabric components.  Our dollar-based net expansion rate is reduced when customers reduce their number of subscribed users, use fewer Talend Data Fabric components, or cease to be customers.

We calculate our dollar-based net expansion rate by dividing our recurring customer revenue by our base revenue.  We define base revenue as the subscription revenue we recognized from all customers during the four quarters ended one year prior to the date of measurement.  We define our recurring customer revenue as the subscription revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including revenue resulting from additional sales to those customers.  This analysis excludes revenue derived from our OEM sales.  We expect our dollar-based net expansion rate to potentially decline as we scale our business.

The following table summarizes our quarterly dollar-based net expansion rate since January 1, 2015 on both an actual and constant currency basis.

	Three Months Ended
Dollar-based net	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
expansion rate	2015	2015	2015	2015	2016	2016
Actual FX rates	124%	114%	112%	114%	115%	119%
Constant Currency	129%	122%	123%	124%	123%	124%

Free Cash Flow

To provide investors with additional information regarding our financial results, we have used free cash flow, a financial measure not calculated in accordance with IFRS.  We define free cash flow as net cash used in operating activities less net cash provided by (used in) investing activities for purchases of property and equipment and intangible assets.  We have included free cash flow herein because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans.  We believe that free cash flow provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors.  Although free cash flow measures are frequently used by investors and securities analysts in their evaluation of companies, free cash flow measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our cash flows as reported under IFRS.  Free cash flow as defined by us may not be comparable to similar measures used by other companies.  The table below shows our free cash flow for the three months ended June 30, 2015 and 2016, as well as for the six months ended June 30, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for such period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
	(in thousands)		(in thousands)
Cash provided by (used in) operating activities	$(4,073)	$(1,618)	$(3,674)	$594
Less: Acquisition of property, plant & equipment	189	445	288	922
Free Cash Flow	$(4,262)	$(2,063)	$(3,962)	$(328)

Key Components of Results of Operations

Revenue

We primarily derive our revenue from the sale of subscriptions and professional services engagements.

Subscription revenue.  Subscription revenue consists of fees earned from arrangements to provide customers with the right to use our commercial software either in a cloud-based infrastructure that we provide, or installed within the customer’s own environment.  Our subscriptions include unspecified future updates, upgrades and enhancements, and technical product support.  Subscription fees are based primarily on the number of users of our software and to a lesser extent the processing power required to operate the software.  Our subscription-based arrangements generally have a minimum contractual term of one year and are invoiced in advance for the full subscription term.  Subscription fees are generally non-refundable regardless of the actual use of the service.  We recognize subscription revenue ratably over the term of the contract, commencing with the date the service is made available to the customers and all other revenue recognition criteria are met.  We also include in our subscription revenue, fees earned from licensing arrangements with OEM customers.  OEM customers bundle our products within their own product offering and pay us a license fee for this right.

Professional services revenue.  Professional services revenue consists of fees earned for consulting engagements related to the deployment and configuration of our product offering, training customers, and associated expenses.  These engagements are generally provided by our own team of specialized consultants or by third-party consultants to whom we contract on a periodic basis.  Consulting engagements consist of time-based arrangements for which the revenue is recognized using a time and material basis.  Training revenue results from contracts to provide educational services to customers and partners regarding the use of our technologies and is recognized as delivered.  Our professional services revenue has declined, but we expect will grow at a slower rate than our subscription revenue as we work with more systems integrators, who assist our customers with the implementation of our solutions.

Cost of Revenue

Cost of subscription revenue.  Cost of subscription revenue consists primarily of employee-related costs, including salaries and bonuses, share-based payment expense and employee benefit costs associated with our customer support organization.  It also includes expenses related to hosting and operating our cloud infrastructure, license of third-party intellectual property, and related overhead.  We use a third-party cloud platform provider to provide our cloud solution.  We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category.  As such, general overhead expenses are reflected in cost of subscription revenue and operating expense categories.

We intend to continue to invest additional resources in our cloud-based offering and services.  We expect that the cost of hosting fees to provide our cloud based offering will increase over time as we sell more of our cloud integration products.  The timing of these expenses will affect our cost of subscription revenue in the affected periods.

Cost of professional services revenue.  Cost of professional services revenue consists primarily of personnel costs for employees including salaries and bonuses, share-based payment expense and employee benefit costs, and fees to external consultants associated with our professional service contracts, travel costs and allocated shared costs.  We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category.  As such, general overhead expenses are reflected in the cost of professional services revenue and operating expense categories.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue.  Gross margin is gross profit expressed as a percentage of total revenue.  We expect that our gross margin may fluctuate from period to period as a result of changes in the mix of our subscription and professional services revenue.  Over time, we expect revenue from our cloud integration business to grow as a percentage of our total revenue.  As a result, the cost of hosting fees to third-party cloud infrastructure providers, as a percentage of revenue will increase, which may affect our gross margin.

Operating Expenses

Our operating expenses are classified as sales and marketing, research and development and general and administrative.  For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs, and contractor costs.

We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.

Sales and marketing.  Sales and marketing expenses consist primarily of salaries, sales commissions, and related expenses, including share-based payment expense, for our sales and marketing employees, marketing programs and related overhead.  Our sales and marketing employees include quota carrying headcount, sales administration, sales engineering, marketing and management.  Marketing programs consist of advertising, promotional events, corporate communications, brand building, and product marketing activities such as online lead generation.

We plan to continue to invest in sales and marketing by expanding our global promotional activities, building brand awareness, attracting new customers, and sponsoring additional marketing events.  The timing of these events, such as our annual sales kickoff, will affect our sales and marketing costs in a particular quarter.

Research and development.  Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contractor software development costs, and related overhead, less any research and development subsidies.  We continue to focus our research and development efforts on building new products, adding new features and services, increasing functionality, and enhancing our integration cloud infrastructure.

We expect that, in the future, research and development expenses will increase as we invest in building the necessary employee and system infrastructure required to enhance existing, and support development of new, technologies and the integration of acquired businesses and technologies.

General and administrative.  General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and management information systems personnel, as well as external legal, accounting and other, professional fees, other corporate expenses, and related overhead.

We have incurred, and will continue to incur additional expenses associated with being a publicly traded company, including higher legal, corporate insurance, and accounting costs as well as costs of achieving and maintaining compliance with other public company regulations.  We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee related costs and professional fees related to the growth of our business.

Results of Operations

The following table sets forth our results of operations for the periods indicated.  The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods or for the fiscal year.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
	(in thousands)
Consolidated statements of operations
Revenue
Subscriptions	$15,163	$21,222	28,923	$40,519
Professional services	3,201	4,159	6,482	7,618
Total revenue	18,364	25,381	35,405	48,137
Cost of revenue (1)
Subscriptions	1,977	3,065	3,981	5,559
Professional services	2,531	3,333	5,335	6,128
Total cost of revenue	4,508	6,398	9,316	11,687
Gross profit	13,856	18,983	26,089	36,450
Operating expenses (1)
Sales and marketing	10,842	16,946	22,329	31,822
Research and development	3,839	4,889	7,364	9,166
General and administrative	3,165	4,681	6,499	8,940
Total operating expenses	17,846	26,516	36,192	49,928
Loss from operations	(3,990)	(7,533)	(10,103)	(13,478)
Finance income	6	0	236	859
Finance expense	(311)	(468)	(319)	(625)
Loss before income tax	(4,295)	(8,001)	(10,186)	(13,244)
Income tax (expense) benefit	2	(58)	4	(83)
Net loss for the period	$(4,293)	$(8,059)	$(10,182)	$(13,327)

(1)             Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
	(in thousands)
Cost of revenue - subscriptions	$22	$17	$38	$34
Cost of revenue - professional services	17	17	29	32
Sales and marketing	195	210	343	389
Research and development	47	94	84	207
General and administrative	250	312	450	619
Total share-based compensation expense	$531	$650	$944	$1,281

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenue:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
Revenue
Subscriptions	83%	84%	82%	84%
Professional services	17%	16%	18%	16%
Total revenue	100%	100%	100%	100%
Total cost of revenue	25%	25%	26%	24%
Gross profit	75%	75%	74%	76%
Operating expenses
Sales and marketing	59%	67%	63%	66%
Research and development	21%	19%	21%	19%
General and administrative	17%	18%	18%	19%
Total operating expenses	97%	104%	102%	104%
Loss from operations	(22)%	(29)%	(28)%	(28)%
Finance income	0%	0%	1%	2%
Finance expense	(2)%	(2)%	(1)%	(1)%
Loss before income tax	(24)%	(31)%	(28)%	(27)%
Income tax (expense) benefit	0%	(0)%	0%	(0)%
Net loss for the period	(24)%	(31)%	(28)%	(27)%

Three and Six Months Ended June 30, 2015 and 2016

Revenue

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2016	$ Change	% Change	2015	2016	$ Change	% Change
	(in thousands)				(in thousands)
Subscriptions	$15,163	$21,222	$6,059	40%	$28,923	$40,519	$11,596	40%
Professional services	3,201	4,159	958	30%	6,482	7,618	1,136	18%
Total revenue	$18,364	$25,381	$7,017	38%	$35,405	$48,137	$12,732	36%

Total revenue increased $7.0 million, or 38%, for the three months ended June 30, 2016 compared to the three months ended June 30, 2015.  Growth in total revenue was attributable to increased demand for our products from both new and existing customers.  The growth in total revenue was primarily attributable to the sale of subscriptions.

Subscription revenue increased $6.1 million, or 40%, for the three months ended June 30, 2016 compared to the quarter ended June 30, 2015.  The increase in subscription revenue was primarily attributable to strong demand for our Talend Big Data and Talend Integration Cloud offerings, which had a combined revenue growth of over 100% relative to the quarter ended June 30, 2015.

Professional services revenue increased $1.0 million, or 30%, for the three months ended June 30, 2016 compared to the corresponding quarter in 2015.  The increase was primarily due to implementation services for new customers.

Total revenue increased $12.7 million, or 36%, in the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Subscription revenue increased $11.6 million, or 40%, in the six months ended June 30, 2016 compared to the corresponding period last year.  The increase in subscription revenue was primarily driven by strong uptake of our Talend Big Data and Talend Integration Cloud offerings, as well as continued strong performance in North America where we have invested in greater sales capacity.

Professional services revenue increased $1.1 million, or 18%, in the six months ended June 30, 2016 compared to the corresponding period in 2015.

Subscription revenues by geography were as follows for the three months and six months ended June 30, 2015 and 2016 were as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2016	$ Change	% Change	2015	2016	$ Change	% Change
	(in thousands)				(in thousands)
North America	$6,903	$9,876	$2,973	43%	$13,012	$19,069	$6,057	47%
EMEA	7,811	10,727	2,916	37%	14,985	20,264	5,279	35%
Asia Pacific	449	619	170	38%	927	1,186	259	28%
Total subscriptions revenue	$15,163	$21,222	$6,059	40%	$28,923	$40,519	$11,596	40%

Cost of Revenue

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2016	$ Change	% Change	2015	2016	$ Change	% Change
	(in thousands)				(in thousands)
Cost of subscription	$1,977	$3,065	$1,088	55%	$3,981	$5,559	1,578	40%
Cost of professional services	2,531	3,333	802	32%	5,335	6,128	793	15%
Total cost of revenue	$4,508	$6,398	$1,890	42%	$9,316	$11,687	2,371	25%

Total cost of revenue for the three months and six months ended June 30, 2016 increased $1.9 million, or 42% and $2.4 million, or 25%, respectively, compared to the three months and six months ended June 30, 2015.  The increase in total cost of revenues was primarily driven by an increase in the cost of subscription revenue of $1.1 million, or 55%, for the three months ended June 30, 2016, and $1.6 million, or 40%, for the six months ended June 30, 2016 compared to the corresponding periods in 2015.  We increased our headcount during the three months and six months ended June 30, 2016 to meet higher demand for support from our customers, resulting in increased compensation expense for employees and contractors of $0.7 million and $0.8 million, respectively, during the three months and six months ended June 30, 2016 compared to the corresponding periods in 2015.  Between June 30, 2015 and June 30, 2016, our support team headcount increased by 43%.  The increase in the cost of subscription revenue was also driven by an increase in third-party licensing fees and hosting costs for our Talend Integration Cloud of $0.2 million and $0.4 million, respectively, for three months and six months ended June 30, 2016 compared to the corresponding periods in 2015.

Cost of professional services revenue for the three months and six months ended June 30, 2016 increased $0.8 million, or 32% and $0.8 million, or 15%, respectively, compared to the corresponding periods 2015.  The smaller increase in the six month period ended June 30, 2016 relative to the three month period ended June 30, 2016 was primarily attributable to replacing the use of more costly sub-contractors, particularly in North America, with our own professional services consultants in the first quarter of 2016.  For the three months and six months ended June 30, 2016, our headcount-related expense increased by $0.3 million and $0.7 million, respectively, while our subcontractor spending increased by $0.3 million during the three months ended June 30, 2016.

Sales and Marketing

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2016	$ Change	% Change	2015	2016	$ Change	% Change
	(in thousands)				(in thousands)
Sales and Marketing	$10,842	$16,946	$6,105	56%	$22,329	$31,822	$9,493	43%

Sales and marketing expenses for the three months and six months ended June 30, 2016 increased $6.1 million, or 56%, and $9.5 million, or 43%, respectively, compared to the corresponding periods in 2015.  The increase in both periods was primarily the result of higher personnel expenses due to growing headcount.  Employee compensation increased by $4.9 million and $7.6 million for the three months ended and six months ended June 30, 2016, respectively, compared to the corresponding periods in 2015.  Between June 30, 2015 and June 30, 2016, our sales and marketing headcount increased by 51% with the majority of our headcount being added in the third and fourth quarter of 2015.  In addition, travel and entertainment related expense increased by $0.7 million and $1 million respectively for the three months and six months ended June 30, 2016 compared to the corresponding periods in 2015, which was in line with our headcount growth.  We expect that our sales and marketing expenses will continue to grow in absolute dollars as we continue to invest in our international expansion, and global promotional activities to strengthen our brand awareness.

Research and Development

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2016	$ Change	% Change	2015	2016	$ Change	% Change
	(in thousands)				(in thousands)
Research and Development	$3,839	4,889	$1,050	27%	$7,364	$9,166	$1,803	24%

Research and development expenses increased $1.1 million, or 27%, for the three months ended June 30, 2016 compared to the corresponding period in 2015.  The increase was primarily attributable to an increase in employee compensation of $0.9 million related to our increased headcount especially in France and Germany.  Research and development expenses increased $1.8 million, or 24%, for the six months ended June 30, 2016 compared to the corresponding period in 2015.  The increase was mainly due to an increase in employee-related expense of $1.5 million as a result of an increase in headcount in EMEA.  Between June 30, 2015 and June 30, 2016, our research and development headcount increased by 15%.

We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional employees and technology to support the development and improvement of our products.

General and Administrative

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2016	$ Change	% Change	2015	2016	$ Change	% Change
	(in thousands)				(in thousands)
General and Administrative	$3,165	4,681	$1,515	48%	$6,499	$8,940	$2,441	38%

General and administrative expenses were $4.7 million for the three months ended June 30, 2016, compared to $3.2 million for the corresponding period in 2015, an increase of $1.5 million, or 48%.  The increase was primarily due to an increase of $1.1 million in compensation expenses related to employees and contractors, and an increase of $0.3 million in professional services associated with preparing to become a publicly traded company.  General and administrative expenses was $8.9 million for the six months ended June 30, 2016, compared to $6.5 million during the corresponding period last year, an increase of $2.4 million, or 38%.  The increase was largely attributable to an increase in employee and contractor related compensation of $1.9 million, as well as an increase in professional and outside services of $0.4 million.  Between June 30, 2015 and June 30, 2016, our general and administrative headcount increased by 37% as we added personnel to support our growth and to prepare for being a publicly listed company.  We expect general and administrative expense will continue to increase in absolute dollars as we invest in our infrastructure, incur additional compliance costs related to being a public company, and support our global expansion.

Liquidity and Capital Resources

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
	(in thousands)		(in thousands)
Cash provided by (used in) operating activities	$(4,073)	$(1,618)	$(3,674)	$594
Cash provided by (used in) investing activities	(189)	(445)	(288)	(922)
Cash provided by financing activities	2,372	961	1,253	1,387
Net increase (decrease) in cash and cash equivalents	$(1,890)	$(1,102)	$(2,709)	$1,059

Through June 30, 2016, we have financed our operations primarily through cash received from customers for subscriptions of our software and professional services, private placements of preferred stock and financial debt.  As of June 30, 2016, we had $8.4 million of cash and cash equivalents.  We believe that our cash and cash equivalents balance and our existing debt financing facility, as well as proceeds received in the third quarter of 2016 from our initial public offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support our operating expenses.  In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all.  If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected.

Operating Activities

During the six months ended June 30, 2016, operating activities provided $0.6 million of cash, after our net loss of $13.3 million was adjusted to exclude non-cash items.  Significant non-cash items included share-based payment expense of $1.3 million, depreciation and amortization of $0.7 million, and a net increase of $12.6 million in our operating assets and liabilities.  The net increase in our operating assets and liabilities was primarily the result of a $13.3 million increase in deferred revenue, a $1.5 million increase in trade payable, and a $1.5 million increase in trade receivables.

During the six months ended June 30, 2015, operating activities used $3.7 million in cash, after our net loss of $10.2 million was adjusted to exclude non-cash items.  Significant non-cash items included share-based payment expense of $0.9 million, depreciation and amortization of $0.7 million and a net increase of $4.9 million in our operating assets and liabilities.  The net increase in our net operating assets and liabilities was primarily the result of a $1.5 million increase in deferred revenue as a result of increased sales of subscriptions, a $0.9 million increase in trade and other payables mainly due to increased headcount, and a $2 million decrease in trade receivables.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2016 and June 30, 2015 was $0.9 million and $0.3 million, respectively.  Investing activities consist primarily of capital expenditures to purchase furniture and equipment to support additional office space as well as miscellaneous information technology equipment for our employees.

Financing Activities

Cash from financing activities for the six months periods ended June 30, 2016 and 2015 were $1.4 million and $1.3 million, respectively.  Cash flow from financing activities for both the periods ended June 30, 2016 and 2015 were primarily driven by draw downs on the debt facility with Square 1 Bank of $2.0 million dollar.  Financing proceeds for the periods ended June 30, 2016 and 2015 were also driven by the issuance of preferred shares to existing and new shareholders.  These increases were partially offset by payments of share issuance costs related to our initial public offering, in advance of the share issuance in July 2016, in the period ended June 30, 2016 and the repayment of borrowings of $0.8 million for the period ended June 30, 2015.

Square 1 Bank Loan and Security Agreement

In May 2015, our subsidiaries, Talend, Inc. and Talend USA, Inc., or the co-borrowers, entered into a Loan and Security Agreement with Square 1.  The agreement provides a $15 million revolving line of credit (including ancillary and letter of credit sub-facilities), subject to a maximum loan amount based on a formula related to the value of the subscription revenue of Talend S.A. and its subsidiaries.  The co-borrowers may borrow, repay and re-borrow under the revolving line until May 29, 2017, when all outstanding principal and accrued interest becomes due and payable.  The interest rate on outstanding amounts is Square 1’s “prime rate” plus 2.50%, but not less than 5.75% per annum, payable monthly in arrears.  As of June 30, 2016, we had drawn down $12.0 million under the revolving line of credit.

The Loan and Security Agreement requires us to maintain minimum billings and minimum cash flow and contains certain customary affirmative and negative covenants.  We were in compliance with each of these covenants as of June 30, 2016.  The agreement also contains certain customary events of default (including, without limitation, a material adverse effect event of default), the occurrence of which could result in the acceleration of the obligations under the agreement and enable Square 1 to proceed against its collateral.  A default rate of 2.00% plus the applicable interest rate applies to all obligations during an event of default and on the amount of any over advance.

We and our U.S. and UK subsidiaries have guaranteed the obligations and, together with the co-borrowers, pledged substantially all of our assets as collateral under the Loan and Security Agreement and the related collateral documents.

In March 2016, we executed an amendment to the Loan and Security Agreement with Square 1 that, among other things, increased the revolving line of credit from a maximum of $15.0 million to a maximum of $20.0 million. Early in the third quarter of 2016, using a portion of the proceeds from our initial public offering, we repaid the entire outstanding balance of $12.0 million.

Initial Public Offering

In July 2016, we completed our initial public offering (“IPO”) in which we issued and sold 5.7 million ordinary shares, including 456,852 additional ordinary shares purchased by the underwriters, at a public offering price of $18.00 per share. We received net proceeds of $91.6 million after deducting underwriting discounts and commissions of $6.6 million and other offering expenses of approximately $4.0 million. We intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, research and development activities, sales and marketing activities, general and administrative matters and capital expenditures, as well as to pay the outstanding balance, accrued interest and prepayment fees under our credit facility. We also may use a portion of the net proceeds from this offering to make complementary acquisitions or investments.

Contractual Obligations and Commitments

There have been no significant changes to our contractual obligations and commitments during the six months ended June 30, 2016 compared to the contractual obligations disclosed in the prospectus filed pursuant to Rule 424(b) under the Securities Act with the SEC on July 29, 2016, other than our repayment, in the third quarter of 2016, of the outstanding balance under the Square 1 facility as described above under “—Liquidity and Capital Resources—Square 1 Bank Loan and Security Agreement.”

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this quarterly report and the prospectus filed pursuant to Rule 424(b) under the Securities Act with the SEC on July 29, 2016. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the ADSs could decline. This quarterly report also contains forward- looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this quarterly report.

Risks Related to Our Business and Industry

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products over the last few years. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our employee base has grown from 75 employees as of December 31, 2013 to 524 employees as of December 31, 2015 to 617 employees as of June 30, 2016. The growth and expansion of our business and product offerings places a continuous significant strain on our management, operational, and financial resources. As we have grown, we have managed more complex deployments of our subscriptions with enterprise customers. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our ability to manage headcount, capital, and processes in an efficient manner to manage our growth to date and any future growth effectively.

We may not be able to scale improvements successfully to our product offering or implement our other systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. In addition, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. We may experience difficulties in managing improvements to our systems, processes, and controls or in connection with third-party software, which could disrupt existing customer relationships, cause us to lose customers, limit us to smaller deployments of our products, or increase our technical support costs. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent certain losses. For example, we are implementing certain new enterprise management systems and any failure to implement these systems may disrupt our operations and our operating expenses could increase. Additionally, our productivity and the quality of our products and services may be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers’ satisfaction with our products and services, and harm our results of operations.

If we are unable to increase sales of our solution to new customers and sell additional products to our existing customers, our future revenue and results of operations will be harmed.

Our future success depends, in part, on our ability to sell our subscriptions to new customers and to expand the deployment of our platform with existing customers by selling additional subscriptions. This may require increasingly sophisticated and costly sales efforts that may not result in additional sales. In addition, the rate at which our customers purchase additional subscriptions depends on a number of factors, including the perceived need for additional data integration products as well as general economic conditions. If our efforts to sell additional subscriptions to our customers are not successful, our business may suffer.

If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscription agreements. In the year ended December 31, 2015, approximately half of our subscription bookings were generated from the renewals of existing subscription agreements. As a result, achieving a high renewal rate of our subscription agreements will be critical to our business. Our existing customers that purchase our subscription services have no contractual obligation to renew their contracts after the completion of their initial subscription term, which is typically one year, and some customers may have a right to terminate during the subscription term. As a result, we may not accurately predict future revenue from existing customers. Our customers’ renewal rates may decline or fluctuate, and termination rates may increase or fluctuate, as a result of a number of factors, including their satisfaction with our platform and our customer support, our products’ ability to integrate with new and changing technologies, the frequency and severity of subscription outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer terminations or renewals, so we may not accurately predict future renewal trends. We cannot be certain that our customers will renew their subscriptions. If our customers terminate or do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our dollar-based net expansion rate, a key metric we use to track the growth of our business, may decline.

We rely significantly on revenue from subscriptions, which may decline and, because we recognize revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 79% of total revenue in the year ended December 31, 2014, 83% of total revenue in the year ended December 31, 2015 and 84% of total revenue in the quarter ended June 30, 2016. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including customers’ level of satisfaction with our products, the prices of our products, the prices of products affected by our competitors, and reductions in our customers’ spending levels. If our sales of new or renewal subscription contracts decline, our total revenue and revenue growth rate may decline and our business will suffer.

In addition, we recognize subscription revenue monthly over the term of the relevant time period, which is typically one year and can be up to five years. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscription contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods. Also, it is difficult for us to increase our subscription revenue rapidly through additional sales in any period, as revenue from new and renewal subscription contracts must be recognized over the applicable period. Furthermore, any increase in the average term of subscription contracts would result in revenue for such contracts being recognized over longer periods of time.

We also pre-bill subscription orders and offer larger discounts to customers willing to pre-pay for longer, multi-year subscription contracts. Since 2014, we have decreased the average pre-billed duration of our subscriptions, which has directly reduced billing while decreasing the average discount related to longer-duration contracts. If we are unable to decrease the average pre-billed subscription duration and move to a model where customers commit to multi-year subscriptions with annual payment schedules, we may be unable to reduce the discounts generally required with multi-year billings, and may increase deferred revenue and decrease revenue over time.

One of our marketing strategies is to offer free open source and trial versions of our products, and we may not be able to realize the benefits of this strategy.

We are dependent upon lead generation strategies, including our marketing strategy of offering free open source and trial versions of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the free open source or trial versions to the paid versions of our products. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

The market for our big data and cloud integration products is new, unproven and evolving, and our future success depends on the growth and expansion of such market and our ability to adapt and respond effectively to an evolving market.

The market for big data and cloud integration is relatively new, rapidly evolving and unproven. Our future success will depend in large part on our big data and cloud integration solutions’ ability to penetrate the existing market for data integration and management platforms, as well as the continued growth and expansion of the market for data integration and management platforms. It is difficult to predict subscription customer adoption and renewals, subscription customers’ demand for our offerings, the size, growth rate and expansion of these markets, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market and any expansion of the market depends on a number of factors, including the cost, performance and perceived value associated with our offerings, as well as subscription customers’ willingness to adopt an alternative approach to data integration and management platforms. Additionally, demand for our big data and cloud integration products will depend in large part on the adoption and scale-out deployments of Hadoop and other big data technologies. Furthermore, many potential subscription customers have made significant investments in hand coding or legacy ETL software and may be unwilling to invest in a new solution. If the market for big data integration and management platforms fails to grow or decreases in size, or if we fail to adapt to any changes in the industry, our business would be harmed.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2005, launched our first product in 2006, and began offering our platform on a subscription basis in 2007. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this quarterly report. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ADSs could decline. Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

We have incurred losses in all years since our inception. We incurred a net loss of $8.1 million in the quarter ended June 30, 2016, $22.0 million in the year ended December 31, 2015 and $22.5 million in the year ended December 31, 2014. As a result, we had accumulated losses of $178.2 million as of June 30, 2016. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our product and service offerings, broaden our installed customer base, expand our sales channels, expand our operations, hire additional employees, and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, or a failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or maintaining or increasing cash flow on a consistent basis. If we are unable to meet these risks and challenges as we encounter them, our business, financial condition, and results of operations may suffer.

We face intense competition in our market, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for our products is highly competitive, quickly evolving, and subject to rapid changes in technology, which may expand the alternatives to our customers for their data integration requirements. Our current primary competitors generally fall into four categories:

• Diversified technology companies that offer data integration solutions, including: IBM, Microsoft, Oracle, and SAP;

• Pure-play data integration vendors, including: Ab Initio, Informatica, and Tibco;

• Early-stage, niche data integration technologies; and

• Hand-coded, custom data integration solutions built internally by organizations that we target as potential customers.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

• Greater name recognition and longer operating histories;

• Larger sales and marketing budgets and resources;

• Broader distribution and established relationships with distribution partners and customers;

• Greater customer support resources;

• Greater resources to make acquisitions;

• Lower labor and development costs;

• Larger and more mature intellectual property portfolios; and

• Substantially greater financial, technical, and other resources.

In addition, some of our larger competitors have substantially broader and more diverse product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our products, including through selling at zero or negative margins, product bundling, or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. These larger competitors often have broader market focus and may therefore not be as susceptible to downturns in a particular market. Many of our smaller competitors that specialize in niche data integration technologies may introduce new products which are disruptive to our solution. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. While we endeavor to engage customers on our standard form agreements, in order to successfully engage larger customers in a highly competitive environment we may be required to negotiate our standard terms or transact on our customers’ forms, which may result in accepting more onerous terms and obligations, and greater liability exposure, than we do in our standard forms.

Some of our competitors have made or could make acquisitions of businesses that may allow them to offer more directly competitive and comprehensive solutions than they had previously offered. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily, or develop and expand their product offerings more quickly than we do. Due to various reasons, organizations may be more willing to add solutions incrementally to their existing data management infrastructure from competitors than to replace it with our solution. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, and loss of market share. Any failure to meet and address these factors could seriously harm our business and results of operations.

Because of the characteristics of open source software, there are few technological barriers to entry into the open source market by new competitors and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

One of the characteristics of open source software is that anyone may obtain access to the source code for our open source products and then modify and redistribute the existing open source software and use it to compete in the marketplace. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. It is possible for competitors to develop their own software, including software based on Talend Open Studio, potentially reducing the demand for our solution and putting price pressure on our subscription offerings. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

We may be unable to predict the future course of open source technology development, which could reduce the market appeal of our offerings, damage our reputation and adversely affect our business, financial condition, results of operations and cash flows.

We do not exercise control over many aspects of the development of open source technology. Different groups of open source software programmers compete with one another to develop new technology. Typically, the technology developed by one group will become more widely used than that developed by others. If we acquire or adopt new technology and incorporate it into our offerings but competing technology becomes more widely used or accepted, the market appeal of our offerings may be reduced, which could harm our reputation, diminish our brands and adversely affect our business, financial condition, results of operations and cash flows.

If we do not accurately predict, prepare for, and respond promptly to the rapidly evolving technological and market developments and changing customer needs in our market, our competitive position and prospects will be harmed.

The market for our products is characterized by continuing rapid technological development, the emergence of new technologies, evolving industry standards, changing customer needs, and frequent new product introductions and enhancements. The introduction of products by our direct competitors or others incorporating new technologies, the emergence of new industry standards, or changes in customer requirements could render our existing products obsolete, unmarketable, or less competitive. In addition, industry-wide adoption or increased use of hand-coding, open source standards or other uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Furthermore, the standards on which we choose to develop new products or enhancements may not allow us to compete effectively for business opportunities.

Our success depends upon our ability to enhance existing products, respond to changing customer requirements, and develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products, and the risk that new products may have bugs, errors or other defects or deficiencies in the early stages of introduction. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance.

Delivering certain of our products via the cloud increases our expenses and may pose other challenges to our business.

We offer and sell our products via both the cloud and on premise using the customer’s own infrastructure. Our cloud offering enables quick setup and subscription pricing. Historically, our products were developed in the context of the on premise offering, and we have less operating experience offering and selling our products via our cloud offering. Although a majority of our revenue has historically been generated from customers using our on premise products, we believe that over time more customers will move to the cloud offering. As more of our customers transition to the cloud, we may be subject to additional contractual obligations with respect to privacy and data protection, as well as competitive pressures and higher operating costs, any of which may harm our business. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a large cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering competitively, and our business, results of operations and financial condition could be harmed.

Incorrect implementation or use of our software could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

Our platform is designed to be operated in a self-service manner by our customers who subscribe to our cloud-based solution. In addition, our platform may be deployed in large scale, complex IT environments of our customers. Our customers and channel partners require training and experience in the proper use of and the variety of benefits that can be derived from our platform to maximize its potential. If our platform is not implemented or used correctly or as intended, inadequate performance or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation or use of our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, negative publicity and may adversely affect our reputation and brand. Failure by us to provide these training and implementation services to our customers would result in lost opportunities for follow-on sales to these customers and adoption of our platform by new customers, and adversely affect our business and growth prospects.

In cases where our platform has been deployed on-premise within a customer’s IT environment, if we or our customers are unable to configure or implement our software properly, or unable to do so in a timely manner, customer perceptions of our platform may be impaired, our reputation and brand may suffer, and customers may choose not to increase their use of our platform or to discontinue its use. In addition, our on-premise solution imposes server load and data storage requirements for implementation. If our customers do not have the server load capacity or the storage capacity required, they may not be able to implement and use our platform effectively and, therefore, may choose to discontinue their use of our platform or not increase their use.

Our ability to increase sales of our solution is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation and results of operations.

After our products are deployed within our customers’ IT environments, our customers depend on our technical support services, as well as the support of our channel partners, including value added resellers, to resolve issues relating to our products. Our channel partners often provide similar technical support for third parties’ products, and may therefore have fewer resources to dedicate to the support of our products. If we or our channel partners do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support, our ability to sell additional subscriptions to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise and government entity customers have more complex IT environments and require higher levels of support than smaller customers. If we or our channel partners fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with enterprise customers.

Additionally, if our channel partners do not effectively provide support to the satisfaction of our customers, we may be required to provide direct support to such customers, which would require us to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training, and retaining adequate support resources, our and our channel partners’ ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our products and services, will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping our support resources, our sales productivity will be negatively affected, which would harm our revenue. Our or our channel partners’ failure to provide and maintain high-quality support services would have an adverse effect on our business, financial condition, and results of operations.

A significant defect, security vulnerability, error or performance failure in our software could cause us to lose revenue and expose us to liability.

The software and professional services we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our solution, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Our standard form agreements with our customers typically contain provisions intended to limit both the types of claims for which we would be liable and the maximum amount of our liability. However, some of our customers require us to accept contract terms that do not include the same limitations. However, any limitation of liability provisions that may be contained in our license agreements may not be effective as a result of existing or future national, federal, state, or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any liability claims to date, the sale and support of our products entail the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

Our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes, including technical failures, natural disasters or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our tools or order subscription offerings or professional services within a reasonable amount of time or at all, our business could be harmed. Similarly, while we have taken measures to protect the confidential information that we have access to, including confidential information we may obtain through customer usage of our cloud-based services, our security measures could be breached. Any compromise of our security or any unauthorized access to or breaches of the security of our systems or of our product offerings, could result in the loss of data, loss of intellectual property or trade secrets, loss of business, reputational damage, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs, fees and other monetary payments for remediation. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for Talend Data Fabric and Talend Open Studio. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

In addition, we rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services and lead generation management services. We also host our Talend Integration Cloud services on third-party cloud platforms. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our subscription offerings and professional services and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business and results of operations.

The competitive position of our product offerings depends in part on their ability to operate with third-party products and services and our customers’ existing infrastructure.

The competitive position of our product offering depends in part on their ability to operate with products and services of third parties, including companies that offer big data solutions, cloud based solutions, software services and infrastructure, and our products must be continuously modified and enhanced to adapt to changes in hardware, software, networking, browser and database technologies. In the future, one or more technology companies, whether our partners or otherwise, may choose not to support the operation of their software, software services and infrastructure with our product offerings. In addition, to the extent that a third party were to develop software or services that compete with ours, that provider may choose not to support our product offering. We intend to facilitate the compatibility of our solution with various third-party software, big data solutions, cloud-based solutions, software services and infrastructure offerings by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition and results of operations may suffer.

Additionally, our products must interoperate with our customers’ existing infrastructure, which often have different specifications, deploy products from multiple vendors, and contain multiple generations of products that have been added over time. As a result, when problems occur, it may be difficult to identify the sources of these problems. If we find errors in the existing software that create integration errors or problems in our customers’ IT environments, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software could have a negative impact on our reputation and our customers’ satisfaction with our products and services, and our ability to sell products and services could be adversely affected. In addition, governments and other customers may require our products to comply with certain security or other certifications and standards.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and results of operations. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our platform.

Any failure to hire, train, and adequately incentivize our sales personnel could negatively affect our growth. In particular, we have recently implemented a new incentive model for our sales team, whereby our insides sales team members are grouped with members of our outside sales team members in ‘‘pods’’. Each pod shares a common quota and is encouraged to work together to identify, qualify and close sales opportunities. If our sales model is not successful, our business could be adversely affected. Further, the inability of our recently hired sales personnel to effectively ramp up to target productivity levels could negatively affect our operating margins. In addition, if we are not effective in managing any leadership transition in our sales organization, our business could be adversely affected and our results of operations and financial condition could be harmed.

Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area, the United Kingdom and France, where we have substantial presence and need for highly skilled personnel. Additionally, the industry in which we operate generally experiences high employee attrition. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

Our employees do not have employment arrangements that require them to continue to work or us for any specified period, and therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be adversely affected.

We continue to be substantially dependent on our sales force to obtain new customers and to drive additional usage and sales among our existing customers. We believe that there is significant competition for sales personnel, including enterprise sales representatives and sales engineers, with the skills and technical knowledge that we require. In particular, there is significant demand for sales engineers with big data and cloud-based software expertise. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, as we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscription offerings, and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Employment laws in some of the countries in which we operate are stringent, which could restrict our ability to react to market changes and cause us to incur higher expenses.

As of June 30, 2016, we had 617 full-time employees, of whom approximately 35% were located in the United States, 24% were located in France, 15 % were located in China, and 15% were located in Germany. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could affect our ability to react to market changes and the needs of our business, and cause us to incur higher expenses.

Any unauthorized, and potentially improper, actions of our sales personnel could adversely affect our business, results of operations and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our sales personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, results of operations and financial condition.

We rely on channel partners to execute a portion of our sales; if our channel partners fail to perform, our ability to sell our solution will be limited, and, if we fail to optimize our channel partner model going forward, our results of operations will be harmed.

A portion of our revenue is generated by sales through our channel partners, especially in international markets. As we grow our business into new and existing international markets, we expect that our reliance on channel partners to generate sales will also grow. We provide our channel partners with specific training and programs to assist them in selling our products, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing, selling, and supporting our products. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to customers and, in particular, to large enterprises. These partners may also market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales, and support of such competitive products. These partners may have incentives to promote our competitors’ products to the detriment of our own or may cease selling our products altogether. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice prior to each annual renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from any of them could harm our results of operations. In addition, any new channel partner requires extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to customers or violates laws or our corporate policies. If we fail to effectively manage our existing sales channels, if our channel partners are unsuccessful in fulfilling the orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality channel partners in each of the regions in which we sell products and services and keep them motivated to sell our products, our ability to sell our products and results of operations will be harmed.

If we are unable to maintain successful relationships with our strategic partners, our business operations, financial results and growth prospects could be adversely affected.

In addition to our direct sales force and channel partners, we maintain strategic relationships with a variety of strategic partners, including systems integrators and big data, cloud application and analytical software vendors, to jointly market and sell our subscription offerings. We expect that sales through our strategic partners will continue to grow as a proportion of our revenue for the foreseeable future.

Our agreements with our strategic partners are generally non-exclusive, meaning our strategic partners may offer customers the products and services of several different companies, including products and services that compete with ours, or may themselves be or become competitors. If our strategic partners do not effectively market and sell our subscription offerings, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our subscription offerings may be harmed. Our strategic partners may cease marketing our subscription offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our strategic partners, our possible inability to replace them, or the failure to recruit additional strategic partners could harm our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our strategic partners, and in helping our partners enhance their ability to market and sell our subscription offerings. If we are unable to maintain our relationships with these strategic partners, our business, results of operations, financial condition or cash flows could be harmed.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. We depend on direct sales and our channel partner relationships to sell our subscription offerings and professional services in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through strategic alliances. If we are unable to identify strategic alliance partners or negotiate favorable alliance terms, our international growth may be harmed. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Sustaining and expanding our international business will also require significant attention from our management and will require us to add additional management and other resources in these new markets. Our ability to expand our business, attract talented employees and enter into channel partnerships in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, commercial infrastructures and technology infrastructure. If we are unable to grow our international operations in a timely and effective manner, we may incur additional losses and our revenue growth could be harmed.

If we are not able to maintain and enhance our brand, our business and results of operations may be adversely affected.

We believe that the brand identities that we have developed have contributed significantly to the success of our business. We also believe that maintaining and enhancing our brands is important to expanding our customer base and attracting talented employees. In order to maintain and enhance our brands, we may be required to make further investments that may not be successful. Maintaining our brands will depend in part on our ability to remain a leader in data integration and management technology and our ability to continue to provide high-quality offerings. If we fail to promote and maintain our brands, or if we incur excessive costs in doing so, our business, financial condition, results of operations and cash flows may be harmed.

Our business is substantially dependent on sales leads from digital marketing efforts and if we are unable to generate significant volumes of such leads, traffic to our websites and our revenue may decrease.

We utilize digital marketing channels, such as paid and free online search, display advertising, email and social media, in order to direct potential customers interested in our solution to our websites and generate sales leads. Many of these potential customers find our websites by searching for data integration solutions through Internet search engines, particularly Google. A critical factor in attracting potential customers to our websites is how prominently our websites are displayed in response to search inquiries. If we are listed less prominently or fail to appear in search result listings for any reason, visits to our websites by customers and potential customers could decline significantly and we may not be able to replace this traffic. Furthermore, if the costs associated with our digital marketing channels increase we may be required to increase our sales and marketing expenses, which may not be offset by additional revenue, and our business and results of operations could be adversely affected.

We derived approximately 44% of our subscription revenue in the year ended December 31, 2015 from our Talend Data Integration solution and failure of this solution to satisfy customer demands or to achieve increased market acceptance would harm our business, results of operations, financial condition and growth prospects.

We derived approximately 44% of our subscription revenue in the year ended December 31, 2015, and expect to continue to derive a significant portion of our subscription revenue from our Talend Data Integration solution. Demand for Talend Data Integration is affected by a number of factors, many of which are beyond our control, including market acceptance of our solutions by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors and additional capabilities and functionality by us, technological change, and growth or contraction in the market in which we compete. We expect the proliferation of data to lead to an increase in the IT integration needs of our customers, and Talend Data Integration may not be able to perform to meet those demands. If we are unable to continue to meet our subscription customer requirements, to achieve more widespread market acceptance of Talend Data Integration, or to increase demand for this solution, our business, results of operations, financial condition and prospects will be harmed.

The sales prices of our products may decrease, which may reduce our gross profits and adversely affect our financial results.

The sales prices for our subscription offerings and professional services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of subscription offerings and professional services and their respective margins, anticipation of the introduction of new subscription offerings or professional services, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or services that compete with ours or may bundle them with other products and services. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that channel partners and customers are willing to pay in those countries and regions. We cannot assure you that we will be successful in developing and introducing new subscription offerings with enhanced functionality on a timely basis, or that any such new subscription offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

Our sales cycle can be long and unpredictable, particularly with respect to sales through our channel partners or sales to enterprise customers, and our sales efforts require considerable time and expense.

Our results of operations may fluctuate, in part, because of the resource-intensive nature of our sales efforts, the length and variability of the sales cycle of our subscription offerings and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to larger subscription customers and increasing sales to existing customers. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscription offerings, generally averages six months, but can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and our revenue for any future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of the ADSs to decline.

Reliance on sales at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of customer buying patterns, we have historically received a substantial portion of subscriptions during the last month or later of each fiscal quarter. If expected sales at the end of any fiscal quarter is delayed for any reason, including the failure of anticipated purchase orders to materialize, our inability to release new products on schedule, any failure of our systems related to order review and processing, or any delays in order fulfillment based on trade compliance requirements, our cash flows and results of operations for that quarter, and our revenue for subsequent periods could fall below our expectations and the estimates of analysts, which could adversely impact our business and results of operations and cause a decline in the market price of the ADSs.

The seasonality of our business can create variance in our quarterly bookings, subscription revenue and cash flows from operations.

We operate on a December 31 fiscal year end and believe that there are seasonal factors which may cause us to experience lower levels of sales in our first fiscal quarter ending March 31 as compared with other quarters. We believe that this seasonality results from a number of factors, including:

• Companies using their IT budget at the end of the calendar year resulting in higher sales activity in the quarter ending December 31;

• Sales personnel being compensated on annual plans and finalizing sales transactions in the quarter ending December 31, thereby exhausting most of their sales pipeline for the quarter ending March 31; and

• Recruiting sales personnel primarily in the first and second quarters, which leads to greater sales productivity in the second half of the fiscal year.

We believe that these seasonal trends have been masked in recent periods due to our growth, but we anticipate that they may be more pronounced in future periods.

Our future quarterly results may fluctuate significantly, which could adversely affect the trading price of our ADSs.

Our results of operations, including the levels of our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue, have fluctuated from quarter-to-quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Because the timing and amount of our revenue is difficult to forecast and because our operating costs and expenses are relatively fixed in the short term, if our revenue does not meet our expectations, we are unlikely to be able to adjust our spending to levels commensurate with our revenue. As a result, the effect of revenue shortfalls on our results of operations may be more accentuated, and these and other fluctuations in quarterly results may negatively affect the market price of our ADSs. Among the factors that may cause fluctuations in our quarterly financial results are those listed below:

• Our ability to attract and retain new customers;

• The addition or loss of enterprise customers;

• Our ability to successfully expand our business domestically and internationally;

• Our ability to gain new channel partners and retain existing channel partners;

• Fluctuations in the growth rate of the overall market that our solution addresses;

• Fluctuations in the mix of our revenue;

• The unpredictability of the timing of our receipt of orders for perpetual licenses, the revenue for which we typically recognize upfront;

• The amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including continued investments in sales and marketing, research and development and general and administrative resources;

• Network outages or performance degradation of our cloud service;

• Information security breaches;

• General economic, industry and market conditions;

• Customer renewal rates;

• Increases or decreases in the number of elements of our subscription offerings or pricing changes upon any renewals of customer agreements;

• Changes in our pricing policies or those of our competitors;

• The budgeting cycles and purchasing practices of customers;

• Decisions by potential customers to purchase alternative solutions from larger, more established vendors, including from their primary software vendors;

• Decisions by potential customers to develop in-house solutions as alternatives to our platform;

• Insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our software and services;

• Delays in our ability to fulfill our customers’ orders;

• Seasonal variations in sales of our solution;

• The cost and potential outcomes of future litigation or other disputes;

• Future accounting pronouncements or changes in our accounting policies;

• Our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

• Fluctuations in stock-based compensation expense;

• Fluctuations in foreign currency exchange rates;

• The timing and success of new products and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners;

• The timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

• Other risk factors described in this quarterly report.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future, if at all.

Developing our products and related enhancements is expensive. Our investments in research and development may not result in significant design improvements, marketable products or features, or may result in products that are more expensive than anticipated. Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could adversely affect our business and results of operations.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and our brand. We rely on a combination of trademarks, copyrights, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of June 30, 2016, we did not have any pending patent applications or issued patents. Even if we decide to seek patent protection in the future, we may be unable to obtain any patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our solution infringes its rights, the litigation could be expensive and could divert our management resources. As of June 30, 2016, we have not received any written notice of an infringement claim, invitation to license, or other intellectual property infringement action. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

• Cease selling or using products that incorporate the intellectual property that we allegedly infringe;

• Make substantial payments for legal fees, settlement payments or other costs or damages;

• Obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

• Redesign the allegedly infringing products to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

Our use of open source software could negatively affect our ability to sell our solution and subject us to possible litigation.

A portion of our technologies incorporate open source software, and we expect to continue to incorporate open source software in our solution in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software and required to comply with onerous conditions or restrictions on these solutions, which could disrupt the distribution and sale of these solutions. In addition, there have been claims challenging the ownership rights in of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations and financial condition.

Our failure to protect personal information adequately could have an adverse effect on our business.

A wide variety of provincial, state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and being tested in courts and may result in ever-increasing regulatory and public scrutiny as well as escalating levels of enforcement and sanctions. Any actual or perceived loss, improper retention or misuse of certain information or alleged violations of laws and regulations relating to privacy, data protection and data security, and any relevant claims, could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have an adverse effect on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Any perception of privacy or security concerns or an inability to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, even if unfounded, may result in additional cost and liability to us, harm our reputation and inhibit adoption of our products by current and future customers, and adversely affect our business, financial condition, and operating results. We have implemented and maintain security measures intended to protect personally identifiable information. However, our security measures remain vulnerable to various threats posed by hackers and criminals. If our security measures are overcome and any personally identifiable information that we collect or store becomes subject to unauthorized access, we may be required to comply with costly and burdensome breach notification obligations. We may also be subject to investigations, enforcement actions and private lawsuits. In addition, any data security incident is likely to generate negative publicity and have a negative effect on our business.

In connection with the operation of our business, we collect, store, transfer and otherwise process certain personally identifiable information. As a result, our business is subject to a variety of federal, state, foreign government and industry regulations, as well as self-regulation, related to privacy, data security and data protection.

Privacy, data protection and security have become significant issues in the United States, Europe, and in other jurisdictions where we offer our products. The regulatory frameworks for privacy, data protection and information security issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data protection, data privacy and/or information security and/or regulating the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in these areas. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which we or our customers must comply. European, Union Directive 95/46/EC, or the Directive, required European Union member states to implement data protection laws in accordance with the privacy requirements of the Directive.

Among other requirements, the Directive regulates transfers of personal data subject to the Directive to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our platform due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the current data protection obligations imposed on them by certain data protection authorities. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

The Directive is expected to be replaced in time with the pending European General Data Protection Regulation, which may impose additional obligations and risk upon our business and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the new obligations to be imposed by the European General Data Protection Regulation and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such self-regulatory standards to which we may be contractually bound is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws and regulations concerning privacy, data protection and information security, which could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our platform, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with mandatory industry standards, are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products, and we could face fines, lawsuits, and other claims and penalties, and we could be required to fundamentally change our business, which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and data security concerns, even if unfounded, or comply with applicable privacy, data protection and data security laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy, data protection and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business may be harmed.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Because our products use encryption, certain of our products are subject to U.S. export controls and may be exported from the United States only with the required export license or through an export license exception. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Even though we take precautions to ensure that we and our channel partners comply with all relevant regulations, it has come to our attention that we may inadvertently have violated certain export control and sanctions regulations in the past. In light of this, we have voluntarily notified the U.S. Department of Commerce’s Bureau of Industry and Security and the U.S. Department of Treasury’s Office of Foreign Assets Controls of these potential violations and that we are conducting a further voluntary review regarding our compliance with the regulations. At this time, we believe that we exported certain encryption software prior to having the required authorization and that downloads of free trials of our software may have been made by persons in countries subject to an embargo by the United States. We have filed our Final Voluntary Self Disclosures with the Departments of Commerce and Treasury. We have implemented IP address blocking and persons with IP addresses associated with a country subject to an embargo by the United States may no longer download the free trials from our servers. Any failure to comply with the U.S. export requirements, U.S. customs regulations, U.S. economic sanctions, or other laws could result in the imposition of penalties against the company or individuals responsible for any such violations. The penalties may include substantial civil and criminal fines, incarceration for responsible employees and managers, the possible loss of export or import privileges and reputational harm.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and results of operations.

Our international operations and expansion expose us to several risks.

During the years ended December 31, 2013, 2014 and 2015, and the quarter ended June 30, 2016 total revenue generated outside of France and the Americas was 42.8%, 40.3%, 36.2%, and 33% of our total revenue, respectively. Our primary research and development operations are located in France, China and Germany. In addition, we currently have international offices outside of France, China, Germany and the United States, which focus primarily on selling and implementing our solution in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

• Unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

• Different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

• Exposure to many onerous and potentially inconsistent data protections laws;

• More stringent regulations relating to privacy, data protection and data security, particularly in the European Union;

• Changes in a specific country’s or region’s political or economic conditions;

• Challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

• Risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

• Reduced ability to timely collect amounts owed to us by our clients in countries where our recourse may be more limited;

 Limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

• Limited or unfavorable intellectual property protection;

• Exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions; and

• Restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our solution outside of France, the United Kingdom, the United States, Germany and Japan. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

A portion of our subscription agreements and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. The strengthening of the U.S. dollar increases the real cost of our products to our customers outside of the United States, leading to delays in the purchase of our products and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners and other partnerships, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

Exposure to UK political developments, including the outcome of the UK referendum on membership in the European Union, could have a material adverse effect on us.

On June 23, 2016, a referendum was held on the United Kingdom’s membership in the European Union, the outcome of which was a vote in favor of leaving the European Union. The United Kingdom’s vote to leave the European Union creates an uncertain political and economic environment in the United Kingdom and potentially across other European Union member states, which may last for a number of months or years.

Article 50 of the Treaty of the European Union, or Article 50, allows a member state to decide to withdraw from the European Union in accordance with its own constitutional requirements. The formal process for leaving the European Union will be triggered only when the United Kingdom delivers an Article 50 notice to the European Council, although informal negotiations around the terms of any exit may be held before such notice is given. Delivery of the Article 50 notice will start a two-year period for the United Kingdom to exit from the European Union, although this period can be extended with the unanimous agreement of the European Council. Without any such extension (and assuming that the terms of withdrawal have not already been agreed), the United Kingdom’s membership in the European Union would end automatically on the expiration of that two-year period.

The result of the referendum means that the long-term nature of the United Kingdom’s relationship with the European Union is unclear and that there is considerable uncertainty as to when any such relationship will be agreed and implemented. In the interim, there is a risk of instability for both the United Kingdom and the European Union, which could adversely affect our results, financial condition and prospects.

It is currently expected that the UK government will shortly commence negotiations in connection with any exit from the European Union and will make a decision regarding the timing for giving an Article 50 notice. There is also considerable uncertainty as to whether, following any Article 50 notice being given, the arrangements for the United Kingdom to leave the European Union will be agreed upon within the two-year period and, if not, whether an extension of that time period would be agreed upon. It is also possible that the European Union will pressure the United Kingdom to exit prior to the end of the two-year period. There is also a risk of the United Kingdom’s exit from the European Union being effected without mutually acceptable terms being agreed and that any terms of such exit could adversely affect our operating results, financial condition and prospects.

The political and economic instability created by the United Kingdom’s vote to leave the European Union has caused and may continue to cause significant volatility in global financial markets and the value of the Pound Sterling currency or other currencies, including the Euro. Depending on the terms reached regarding any exit from the European Union, it is possible that there may be adverse practical and/or operational implications on our business.

The outcome of the referendum has also created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact the pending European General Data Protection Regulation, and how data transfers to and from the United Kingdom will be regulated.

Consequently, no assurance can be given as to the impact of the referendum outcome and, in particular, no assurance can be given that our operating results, financial condition and prospects would not be adversely impacted by the result.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and results of operations.

We operate a research and development center in Beijing, China, and may plan to continue to increase our presence in China. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

• A government-controlled foreign exchange rate and limitations on the convertibility of the Chinese Renminbi;

• Uncertainty regarding the validity, enforceability and scope of protection for intellectual property rights and the practical difficulties of enforcing such rights;

• Extensive government regulation;

• Changing governmental policies relating to tax benefits available to foreign-owned businesses;

• A relatively uncertain legal system; and

• Instability related to continued economic, political and social reform.

Any actions and policies adopted by the government of the People’s Republic of China, particularly with regard to intellectual property rights, or any prolonged slowdown in China’s economy, could have an adverse effect on our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption and anti-bribery laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties or candidates, employees of public international organizations, and private-sector recipients for a corrupt purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third-party intermediaries to sell our solutions and conduct our business abroad. We, our channel partners, and our other third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We continue to implement our FCPA/anti-corruption compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, business, results of operations and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Our debt agreements contain certain restrictions that may limit our ability to operate our business.

The terms of our existing loan and security agreement and the related collateral documents with Square 1 Bank, or Square 1, contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends and agreeing to do any of the foregoing. Our loan and security agreement requires us to satisfy specified financial covenants, including a minimum billings covenant and a minimum cash flow covenant. Our ability to meet those financial covenants can be affected by events beyond our control, and we may not be able to continue to meet those covenants. A breach of any of these covenants or the occurrence of other events (including a material adverse effect) specified in the loan and security agreement and/or the related collateral documents could result in an event of default under the loan and security agreement. Upon the occurrence of an event of default, Square 1 could elect to declare all amounts outstanding under the loan and security agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, Square 1 could proceed against the collateral granted to them to secure such indebtedness. We have, and certain of our subsidiaries have, pledged substantially all of our respective assets as collateral under the loan documents. If Square 1 accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of ADSs and underlying ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations, and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

• Develop or enhance our products and professional services;

• Continue to expand our sales and marketing and research and development organizations;

• Acquire complementary technologies, products or businesses;

• Expand operations in the United States or internationally;

• Hire, train, and retain employees; or

• Respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could seriously harm our business, financial condition, and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. However, our ability as an organization to acquire and integrate other companies, products, or technologies in a successful manner is unproven. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully.

We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of the ADSs. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or foreign government sectors until we have attained the revised certification. Government demand and payment for our subscription offerings and professional services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our subscription offerings and professional services.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscription offerings, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

We are exposed to the credit risk of some of our distributors, resellers and customers and to credit exposure in weakened markets, which could result in material losses.

We have programs in place that are designed to monitor and mitigate credit risks of some of our distributors, resellers and customers, and our credit exposure in weakened markets. However, we cannot assure you these programs will be effective in reducing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, results of operations, and financial condition could be harmed.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of France, the United States and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our condensed consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our financial results.

We are subject to income taxes in France, the United States and other jurisdictions, and our tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities, and changes in federal, state, or international tax laws and accounting principles. Further, each jurisdiction has different rules and regulations governing sales and use, value added, and similar taxes, and these rules and regulations are subject to varying interpretations that change over time. Certain jurisdictions in which we did not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Any tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed. In addition, the application of the tax laws of various jurisdictions, including France and the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences. As we operate in numerous taxing jurisdictions, the application of tax laws can also be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

Our ability to use our accumulated gross tax losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2015, we had accumulated gross tax losses in various jurisdictions of approximately $126.9 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize accumulated gross tax losses could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such accumulated gross tax losses to expire unused, in each case reducing or eliminating the benefit of such accumulated gross tax losses. Furthermore, we may not be able to generate sufficient taxable income to utilize our accumulated gross tax losses before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our accumulated gross tax losses.

Our failure to maintain certain tax benefits applicable to French technology companies may adversely affect our results of operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period, subject to certain conditions. The CIR is reflected as an offset to our research and development expense. It is calculated based on our claimed amount of eligible research and development expenditures in France and represented $0.7 million, $0.9 million and $0.5 million in 2013, 2014 and 2015, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in their view for the CIR benefit, in accordance with the French tax code (Code général des impôts) and the relevant official guidelines. If the French tax authority determines that our research and development programs do not meet the requirements for the CIR benefit, or that certain CIR rules were inconsistently applied, we could be liable for additional corporate tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Prolonged economic uncertainties or downturns could harm our business.

Current or future economic downturns could harm our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from financial and credit market fluctuations and terrorist attacks in the United States, Europe or elsewhere, could cause a decrease in corporate spending on enterprise software in general and slow down the rate of growth of our business.

General worldwide economic conditions have experienced, and in the future may experience, a significant downturn. These conditions make it extremely difficult for our customers and us to forecast and plan future business activities accurately, and they could cause our customers to reevaluate their decision to purchase our products, which could delay and lengthen our sales cycles or result in cancellations of planned purchases.

Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would harm our results of operations. We have a significant number of customers in the financial services, technology, telecommunications, healthcare, manufacturing and retail industries. A substantial downturn in any of these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. Customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our offerings are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, subscription customers may choose to develop or utilize in-house support capabilities as an alternative to purchasing our subscription offerings. Moreover, competitors may respond to market conditions by lowering prices of subscription offerings. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our subscription offerings.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations, financial condition and cash flows could be harmed.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. Our functional corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In the event our or our channel providers abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets, such as revenue, for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our channel partners, customers or the economy as a whole. Any disruption in the business of our channel partners or customers that affects sales at the end of a fiscal quarter could have a significant adverse impact on our future quarterly results. All of the aforementioned risks may be further increased if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above should result in delays or cancellations of customer orders, or the delay in the deployment of our products, our business, financial condition, and results of operations would be adversely affected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of the ADSs.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this quarterly report, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of the ADSs. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, recognition and valuation of Research Tax Credits, goodwill impairment test, measurement of share-based compensation, defined benefit plan assumptions, capitalization of research and development costs and recognition of deferred tax assets.

Risks Related to Ownership of Our Ordinary Shares and ADSs

The market price for the ADSs has been and may be volatile or may decline.

The stock markets, and securities of technology companies in particular, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. Furthermore, the market price of the ADSs has fluctuated and may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

• Actual or anticipated fluctuations in our revenue and other results of operations;

• The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

• Failure of securities analysts to initiate or maintain coverage of us and our securities, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

• Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

• Changes in operating performance and stock market valuations of subscription model companies or other technology companies, or those in our industry in particular;

• Lawsuits threatened or filed against us; and

• Other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares or other equity securities in the public market could cause the price of our ADSs to decline significantly.

Sales of our ADSs, ordinary shares or other equity securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. All of our directors and officers and holders of substantially all of our ordinary shares, or securities exercisable for or convertible into our ordinary shares, outstanding immediately prior to our initial public offering, have agreed, subject to certain exceptions, not to offer, sell or agree to sell, directly or indirectly, any ordinary shares without the permission of each of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of 180 days from our initial public offering. When the applicable lock-up period expires, we and these holders will be able to sell our ordinary shares and ADSs in the public market. In addition, any or all of these shares may be released prior to the expiration of the applicable lock-up period at the discretion of one of the designated representatives.  Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or the release of shares before the expiration, of the applicable lock-up period could cause the market price of our ADSs to decline significantly.

In addition, holders of up to approximately 18,287,958 shares of our ordinary shares, or 80% of our total ordinary shares, based on ordinary shares outstanding as of June 30, 2016, are entitled to rights with respect to registration of our ordinary shares under the Securities Act pursuant to a shareholder agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of ADSs, they could adversely affect the market price for our ADSs. Furthermore, if we file a registration statement for the purposes of selling additional ADSs to raise capital and are required to include ADSs held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We may issue ordinary shares or securities convertible into our ordinary shares from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing holders and could cause the market price of our ADSs to decline significantly.

If securities analysts do not publish research or reports about our business, or if they publish negative reports about our business, the price of the ADSs could decline.

The trading market for the ADSs, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of the ADSs, industry sector, or products, the market price for the ADSs would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

The requirements of being a public company in the United States may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company in the United States, we have incurred and will continue to incur legal, accounting, and other expenses that we did not previously incur. We are subject to the Exchange Act, including certain of the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market LLC, or NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an ‘‘emerging growth company’’ and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act. Nevertheless, we intend to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K.

In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming. Further, being a public company in the United States and a French private company has an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We are an ‘‘emerging growth company’’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an ‘‘emerging growth company’’ as defined in the U.S. federal securities laws, and, for so long as we remain an emerging growth company, we have chosen to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and reduced disclosure obligations regarding executive compensation in our periodic reports. We will not take advantage of the extended transition period under Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We cannot predict if investors will find the ADSs less attractive because we have chosen to rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the ADSs may, therefore, be adversely affected.

As a public company in the United States, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending December 31, 2017, we will be required to submit a report by management to the Audit Committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an ‘‘emerging growth company’’, which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Share ownership is concentrated in the hands of our principal shareholders and management, who are able to exercise a direct or indirect controlling influence on us.

Subsequent to June 30, 2016 and including the impact of our initial public offering, our executive officers, directors, current five percent or greater shareholders and affiliated entities together beneficially own 73% of our ordinary shares and ADSs outstanding as of June 30, 2016. As a result, these shareholders, acting together, have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

We have entered into a shareholder agreement, or the Shareholder Agreement, with entities affiliated with Balderton Capital, Bpifrance Investissement, Galileo Partners, Idinvest Partners and Toro Acquisition, which we refer to herein as our Major Shareholders. The Shareholder Agreement provides that affiliates of our Major Shareholders, other than Galileo Partners, are entitled to nominate members of our board of directors. Our Major Shareholders have agreed to vote for these nominees pursuant to the Shareholder Agreement. As a result, based on their ownership of our voting power and the approval rights in the Shareholder Agreement, our Major Shareholders currently have the ability to elect four of the seven members of our board of directors, and thereby to substantially influence our management and affairs.

Holders of our ADSs do not directly hold our ordinary shares.

As an ADS holder, you are not treated as one of our shareholders and you do not have ordinary shareholder rights. French law governs shareholder rights. The depositary, JP Morgan Chase Bank, N.A., is the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you have ADS holder rights. The deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and not as a direct shareholder. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs in accordance with the recommendation of our board of directors. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We may have a contingent liability arising out of possible violations of the Securities Act in connection with communications to current and potential customers.

Prior to the effectiveness of the registration statement covering the ADSs sold in our initial public offering, certain employees in our sales department communicated via email with business contacts who coordinate information technology for current and potential customers and referenced, or provided links to a press release or a third-party article regarding the initial public offering. In total, over 620 persons were contacted in this manner. Such communications regarding the initial public offering may have constituted a violation of Section 5 of the Securities Act. While we and the underwriters implemented procedures intended to prohibit the direct recipients of such communications from purchasing ADSs in the initial public offering, we could have a contingent liability arising out of the possible violations of the Securities Act in connection with such communications. Any liability would depend upon the number of ADSs, if any, purchased by the recipients of such communications that may have constituted a violation of Section 5 of the Securities Act. If a claim were brought by any such recipients of such communications who purchased ADSs and a court were to conclude that these communications constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the ADSs sold to the persons who received such communications at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of ADSs. We could also incur considerable expense in contesting any such claim. In addition, we have agreed to indemnify the underwriters for any losses that they may incur as a result of the distribution of such communications in connection with the initial public offering.

Risks Related to Investing in a Foreign Private Issuer or French Company

Our By-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our By-laws, and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of French law and our By-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

• Provisions of French law allowing the owner of 95% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on the main French stock exchange and will therefore not be applicable to us unless we dual-list in France;

• Under French law, residents outside of France as well as any French entity controlled by non-French residents may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings;

• A merger (i.e., in a French law context, a stock-for-stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

• A merger of our company into a company incorporated outside of the European Union would require the unanimous approval of our shareholders;

• Under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

• Our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

• Our shareholders have preferential subscription rights proportionally to their shareholding in our company on the issuance by us of any additional shares or securities giving the right, immediately or in the future, to new shares for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

• Our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

• Our board of directors can only be convened by its chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

• Our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

• Approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

• Advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

• Pursuant to French law, our By-laws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by a two-thirds majority of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Your right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.

According to French law, if we issue additional shares or securities for cash giving right, immediately or in the future, to new shares, current shareholders will have preferential subscription rights for these securities proportionally to their shareholding in our company unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. In addition, our ordinary shares are not listed, and we do not intend to list our shares, on any market in France, our home country. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC on Form 6-K and expect to submit financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in France, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in France. Accordingly, although we intend to submit quarterly interim consolidated financial data to the SEC, there will be less publicly available information concerning our company than there would be if we were a U.S. public company.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the NASDAQ Global Market, we are subject to corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards of NASDAQ. For example, neither the corporate laws of France nor our By-laws require a majority of our directors to be independent, we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, home country practice in France does not require us to maintain a nominating and corporate governance committee or to maintain a compensation committee composed entirely of independent directors. Currently, we intend to follow home country practice in certain key respects. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We currently report our financial results under IFRS, which differs in certain significant respects from GAAP.

We report our financial statements under IFRS. There have been and there may in the future certain significant differences between IFRS and U.S. Generally Accepted Accounting Principles, or GAAP, including but not limited to differences related to revenue recognition, share-based compensation expense, income tax, impairment of long-lived assets and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of our executive officers or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports on Form 10-Q and current reports on Form 8-K, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and the experts named in this quarterly report.

Certain members of our board of directors and certain of our subsidiaries and certain experts named in this quarterly report are non-residents of the United States, and all of or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment depends on appreciation in the price of the ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. In addition, our Loan and Security Agreement with Square 1 restricts, and any future indebtedness may restrict, our ability to pay dividends. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs. Investors seeking cash dividends should not purchase the ADSs.

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with French generally accepted accounting principles. In addition, payment of dividends may subject us to additional taxes under French law. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

U.S. holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. Based on the value and composition of our assets, although not free from doubt, we do not expect to be a PFIC for the taxable year ending December 31, 2016. Since a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year), we cannot assure you that we will not be or become a PFIC in the current year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds ADSs, the U.S. holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our By-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Talend S.A.

Date: August 25, 2016	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer
(Principal Financial Officer)